SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statements on Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange Commission (File Nos. 333-149313 and 333-149486).

YPF Sociedad Anónima

ITEM 1.	UPDATE OF SELECTED FINANCIAL AND OPERATING DATA

The following tables present our selected financial and operating data. You should read this information in conjunction with our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on June 30, 2009 (the “2008 20-F”), our unaudited financial statements for the six-month periods ended June 30, 2009 and 2008, included as Item 4 in this report, and their respective notes, as well as the information under “Update of Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this report. All financial data included in this report as of June 30, 2009, and for the six-month periods ended June 30, 2009 and 2008, are unaudited. Results for the six-month period ended June 30, 2009 are not necessarily indicative of results to be expected for the full year 2009 or any other period.

The financial data as of December 31, 2008, 2007 and 2006 and for the years then ended are derived from our audited consolidated financial statements included in our 2008 20-F (the “Audited Consolidated Financial Statements”). The financial data as of June 30, 2009 and for the six-month periods ended June 30, 2009 and 2008 are derived from our Condensed Consolidated Financial Statements for the six-month periods ended June 30, 2009 and 2008, included as Item 4 in this report (the “Unaudited Interim Financial Statements”). The Unaudited Interim Financial Statements reflect all adjustments which, in the opinion of our management, are necessary to present the financial statements for such periods on a consistent basis with the Audited Consolidated Financial Statements. Our Unaudited Interim Financial Statements have been prepared in accordance with generally accepted accounting principles in Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. Notes 6, 7 and 8 to our Unaudited Interim Financial Statements provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income for the six-month periods ended June 30, 2009 and 2008 and shareholders’ equity as of June 30, 2009 and December 31, 2008.

In this report, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the six-month period ended June 30, 2009 have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank (Banco Central de la República Argentina, or Central Bank) on June 30, 2009 of Ps.3.80 to U.S. $1.00, unless otherwise specified. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “Item 3. Key Information—Exchange Rates” in our 2008 20-F.

Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding.

	As of and for the Six-Month Period Ended June 30,
	2009	2009	2008
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Income Statement Data:
Argentine GAAP(1)
Net sales(2)(3)	4,149	15,767	16,443
Gross profit	1,325	5,035	5,542
Administrative expenses	(139)	(529)	(429)
Selling expenses	(315)	(1,196)	(1,102)
Exploration expenses	(85)	(322)	(218)
Operating income	786	2,988	3,793
(Loss) income on long-term investments	(1)	(4)	67
Other income (expense), net	1	3	(241)
Interest expenses	(109)	(416)	(189)
Other financial (expense) income and holding (losses) gains, net	(164)	(625)	459
Income before income tax	512	1,946	3,889
Income tax	(237)	(899)	(1,635)
Net income	276	1,047	2,254
Earnings per share and per ADS(4)	0.70	2.66	5.73
Dividends per share and per ADS(4) (in pesos)	n.a.	6.30	17.26

Dividends per share and per ADS(4)(5) (in U.S. dollars)	n.a.	1.69	5.45
U.S. GAAP
Operating income	371	1,411	2,777
Net income	267	1,013	1,504
Earnings per share and per ADS(4) (in pesos)	n.a.	2.58	3.82
Other Consolidated Financial Data:
Argentine GAAP(1)
Fixed assets depreciation	637	2,422	2,046
Cash used in fixed asset acquisitions	580	2,205	2,816
Current liquidity (Current assets divided by current liabilities)	n.a.	0.786	0.902
Solvency (Net worth divided by total liabilities)	n.a.	0.938	1.410
Capital Immobilization (Non-current assets divided by total assets)	n.a.	0.753	0.763
Non-GAAP
EBITDA(6)	1,248	4,741	6,049
EBITDA margin(7)	30%	30%	37%

	As of June 30, 2009
	(in millions of U.S.$)	(in millions of pesos)
Consolidated Balance Sheet Data:
Argentine GAAP(1)
Cash	148	562
Working capital	(688)	(2,614)
Total assets	10,261	38,993
Total debt(8)	1,711	6,500
Shareholders’ equity(9)	4,965	18,868
U.S. GAAP
Total assets	12,286	46,687
Shareholders’ equity(9)	6,962	26,457

(1)	The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for inflation adjustment into constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the inflation adjustment of financial statements into constant Argentine pesos as from March 1, 2003. See Note 1 to the Unaudited Interim Financial Statements.

(2)	Includes Ps.563 million for the six-month period ended June 30, 2009 and Ps.903 million for the six-month period ended June 30, 2008 corresponding to the proportional consolidation of the net sales of investees jointly controlled by us and third parties.

(3)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(f) to the Unaudited Interim Financial Statements.

(4)	Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D Share. There were no differences between basic and diluted earnings per share and ADS for any of the periods disclosed.

(5)	Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(6)	EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(7)	EBITDA margin is calculated by dividing EBITDA by our net sales.

(8)	Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.2,339 million as of June 30, 2009.

(9)	Our subscribed capital as of June 30, 2009 was represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

EBITDA reconciliation

EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. Our management believes that EBITDA is meaningful for investors because it is one of the principal measures used by our management to compare our results and efficiency with those of other similar companies in the oil and gas industry, excluding the effect on comparability of variations in depreciation and amortization resulting from differences in the maturity of their oil and gas assets. EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the oil and gas industry. EBITDA is not a measure of financial performance under Argentine GAAP or U.S. GAAP and may not be comparable to similarly titled measures used by other companies. EBITDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table presents, for each of the periods indicated, our EBITDA reconciled to our net income under Argentine GAAP.

	For the Six-Month Period Ended June 30,
	2009	2008
	(in millions of pesos)
Net income	1,047	2,254
Interest gains on assets	(43)	(75)
Interest losses on liabilities	416	189
Depreciation of fixed assets	2,422	2,046
Income tax	899	1,635

EBITDA	4,741	6,049

Production and other operating data

The following tables present certain of our production and other operating data as of or for the six-month period indicated.

	As of and for the Six-Month Period Ended June 30,
	2009	2008
Average daily production for the period
Oil (mbbl)(1)	315	307
Gas (mmcf)	1,545	1,653
Total (mboe)	590	601
Refining capacity
Capacity (mbbl/d)(2)	320	320

(1)	Including natural gas liquids (NGL).
(2)	Excluding Refinor, which has a refining capacity of 26 mbbl/d and in which we have a 50% interest.

ITEM 2.	UPDATE OF MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Unaudited Interim Financial Statements.

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and liquefied petroleum gas. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In the six-month period ended June 30, 2009, we had consolidated net sales of Ps.15,767 million (U.S.$4,149 million) and consolidated net income of Ps.1,047 million (U.S.$276 million).

Most of our predecessors were state-owned companies with operations dating back to the 1920s. In November 1992, the Argentine government enacted the Privatization Law (Law No. 24,145), which established the procedures for our privatization. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares that had previously been owned by the Argentine government. As a result of that offering and other transactions, the Argentine government’s ownership interest in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until February 21, 2008, when Petersen Energía purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million. In addition, Repsol YPF also granted options to Enrique Eskenazi, Sebastián Eskenazi, Ezequiel Eskenazi Storey and Matías Eskenazi Storey, shareholders of Petersen Energía, or to companies that are, directly or indirectly, wholly controlled by any of them (the “Option Beneficiaries”) to purchase up to an additional 10.1% of our outstanding capital stock within four years. On May 20, 2008, Petersen Energía Inversora S.A. (“PEISA”) exercised an option to purchase shares representing 0.1% of our capital stock. Additionally, PEISA launched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of U.S.$49.45 per share or ADS. Repsol, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. The offer period commenced on September 11, 2008 and expired on October 20, 2008, and a total of 1,816,879 shares (including Class D shares and ADSs), representing approximately 0.462% of our total shares outstanding, were tendered and accepted in the tender offer.

Upstream Operations

•

We operate more than 70 oil and gas fields in Argentina, which in 2008 accounted for approximately 41% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 41% of its total natural gas production, including natural gas liquids, and in the six-month period ended June 30, 2009, accounted for approximately 40% and 39.5% of the country’s total crude oil and natural gas production, respectively, according to information provided by the Argentine Secretariat of Energy.

•	We had proved reserves, estimated as of December 31, 2008, of approximately 580 mmbbl of oil and 3,099 bcf of gas, representing aggregate reserves of 1,133 mmboe.

•

In 2008, we produced 115 mmbbl of oil (313 mbbl/d) and 607 bcf of gas (1,658 mmcf/d) and, in the six-month period ended June 30, 2009, we produced 57 mmbbl of oil (315 mbbl/d) and 280 bcf of gas (1,545 mmcf/d).

Downstream Operations

•

We are Argentina’s leading refiner with operations conducted at three wholly owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinor, an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•

Our retail distribution network for automotive petroleum products as of June 30, 2009 consisted of 1,635 YPF-branded service stations, which we estimate represented approximately 30.7% of all service stations in Argentina.

•

We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada and Plaza Huincul sites. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Investments Spain S.L. (“Agrium”), is one of the leading producers of urea, a petrochemical product widely used in fertilizers, among other products, in the Southern Cone.

Presentation of Financial Information

We prepare our Unaudited Interim Financial Statements in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Notes 6, 7 and 8 to the Unaudited Interim Financial Statements provide a summary of the effect of these significant differences on net income and shareholders’ equity under Argentine GAAP and U.S. GAAP.

Under Argentine GAAP, we fully consolidate the results of subsidiaries in which we have a sufficient number of voting shares to control corporate decisions and proportionally consolidate the results of companies that we control jointly.

Under Argentine GAAP, we currently are not required to record the effects of inflation in our financial statements. However, because Argentina experienced a high rate of inflation in 2002, with the wholesale price index increasing by approximately 118%, we were required by Decree No. 1269/2002 and CNV Resolution No. 415/2002 to remeasure our financial statements in constant pesos in accordance with Argentine GAAP. On March 25, 2003, Decree No. 664/2003 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003. According to the Argentine statistics and census agency (Instituto Nacional de Estadísticas y Censos, or “INDEC”), the wholesale price index increased 7.9% in 2004, 10.6% in 2005, 7.1% in 2006, 14.4% in 2007, 8.8% in 2008 and, based on preliminary data, 3.1% in the six-month period ended June 30, 2009. We cannot assure you that in the future we will not be again required to record the effects of inflation in our financial statements (including those covered by the financial statements included in this report) in constant pesos. See “—Critical Accounting Policies—U.S. GAAP Reconciliation” for an explanation of how the effect of inflation is treated under U.S. GAAP.

Additionally, certain oil and gas disclosures as of December 31, 2008 are included in the Audited Consolidated Financial Statements included in our 2008 20-F under the heading “Supplemental information on oil and gas producing activities (unaudited).”

Segment Reporting

We organize our business into the following four segments: (i) exploration and production, which includes exploration and production activities, natural gas and crude oil purchases, sales of natural gas to third parties and inter-segment sales of crude oil, natural gas and its byproducts and to a lesser extent electric power generation (“Exploration and Production”); (ii) the refining, transport, purchase and marketing of crude oil and refined products (“Refining and Marketing”); (iii) the production, transport and marketing of petrochemical products (“Chemical”); and (iv) other activities not falling into the previously described categories (“Corporate and Other”), principally including corporate administration costs and assets, and construction activities.

Sales between business segments are made at internal transfer prices established by us, which generally seek to approximate market prices.

Summarized Income Statement

	For the Six-Month Period Ended June 30,
	2009	2008
	(in millions of pesos)
Net sales	15,767	16,443
Cost of sales	(10,732)	(10,901)
Gross profit	5,035	5,542
Administrative expenses	(529)	(429)
Selling expenses	(1,196)	(1,102)
Exploration expenses	(322)	(218)
Operating income	2,988	3,793
(Loss) income on long-term investments	(4)	67
Other income (expense), net	3	(241)
Financial (expense) income, net and holding (losses) gains	(1,041)	270

Net income before income tax	1,946	3,889
Income tax	(899)	(1,635)

Net income	1,047	2,254

Factors Affecting Our Operations

Our operations are affected by a number of factors, including:

•	the volume of crude oil, oil byproducts and natural gas we produce and sell;

•	domestic price limitations;

•	export restrictions and domestic supply requirements;

•	international prices of crude oil and oil products;

•	our capital expenditures;

•	inflation and cost increases;

•	domestic market demand for hydrocarbon products;

•	operational risks;

•	taxes, including export taxes;

•	capital controls;

•	the Argentine peso/U.S. dollar exchange rate;

•	dependence on the infrastructure and logistics network used to deliver our products;

•	laws and regulations affecting our operations, including in particular environmental laws and regulations and related costs and risks; and

•	interest rates.

Our margins and our consolidated operating profits have recently trended downwards. This has principally been the result of: production declines and increased asset depreciation, principally due to the increasing maturity of our oil and gas fields; increases in other operating costs, due in part to higher domestic demand and local market supply obligations (which required us to purchase certain hydrocarbon inputs from third parties); inflation and higher labor costs; and limitations on our ability to offset those increased costs due to, among other things, domestic limitations on the prices at which we sell gas and refined products.

Our operating income in the six-month period ended June 30, 2009 decreased 21.2% compared to the corresponding period in 2008. This decrease was primarily attributable to lower prices and lower volumes sold of exported products, due to the negative trend which affected international commodity prices and demand starting in the second half of 2008. Commodity prices were strongly affected, with the average price of WTI decreasing by approximately 50% during the first half of 2009 compared to the same period in 2008. As a result, the average price of certain products sold in the domestic market, such as fuel oil, jet fuel, and certain chemicals, which generally track international prices, decreased as well. Furthermore, there was a strong decrease in demand for natural gas from our distributor clients that serve the domestic market, as well a significant decrease in domestic demand for fertilizers. These effects were only partially offset by higher average domestic prices for diesel and gasoline, though the prices of these products still remain below prevailing international prices and the volumes of gasoline sold in the domestic market.

Macroeconomic conditions

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high variable levels of inflation. Inflation reached its peak in the late 1980s and early 1990s. Due to inflationary pressures prior to the 1990s, the Argentine currency was devalued repeatedly and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, past Argentine governments implemented various plans and utilized a number of exchange rate systems.

With the enactment of the Convertibility Law in 1991, inflation declined progressively and the Argentine economy enjoyed seven years of growth. In the fourth quarter of 1998, adverse international financial conditions caused the Argentine economy to enter into a recession and GDP to decrease, in real terms, by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. By the end of 2001, Argentina suffered a profound deterioration in social and economic conditions, accompanied by high political and economic instability. The restrictions on the withdrawal of bank deposits, the imposition of exchange controls, the suspension of the payment of Argentina’s public debt and the abrogation of the peso’s one-to-one peg to the dollar (with the consequent depreciation of the peso against the dollar) caused a decline in economic activity. Real GDP declined by 10.9% in 2002, annual inflation rose to 41%, the exchange rate continued to be highly volatile, and the unemployment rate rose to more than 20%. The political and economic instability not only curtailed commercial and financial activities in Argentina but also severely restricted the country’s access to international financing.

Strong economic growth in the world’s developed economies and favorable raw material pricing from 2003 through the first half of 2008 paved the way for Argentina’s economic recovery. Real GDP grew by 8.7% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.8% in 2008. As a result of the crisis in the global economy, Argentina’s GDP growth rate decelerated. Recent International Monetary Fund (“IMF”) projections estimated that the Argentine economy would contract by 2.5% in 2009, a slightly slower pace than the region as a whole. According to the Argentine Central Bank, certain economic indicators are starting to show signs of recovery in the Argentine economy, mainly due to a recovery in exports, as well as in stock levels in certain sectors. According to the IMF’s October 2009 projections, the Argentine economy is expected to grow by 1.5% in 2010.

According to the IMF, the global economy is beginning to pull out of the recession, owing mainly to cuts in interest rates by central banks, continued provision of ample liquidity, credit easing, public guarantees, and bank recapitalization. Nonetheless, the pace of recovery is expected to be slow. The global economy is projected by the IMF to contract by 1.1% in 2009, while in 2010 global economic growth is projected to recover to 3.1%, although the rate of growth or, in some cases, contraction, is expected to vary significantly from region to region. The main policy priority remains restoring financial sector health, since bank lending conditions are expected to remain tight and external financing conditions constrained for a considerable time.

Weakened global demand has depressed commodity prices, but in line with the signs of recovery, oil prices have responded strongly to perceptions that the worst of the global recession is over and to signs of a demand rebound in China. This is partly attributable to Organization of Petroleum Exporting Countries (OPEC) members’ strict observance of lower production quotas. WTI has recently traded over U.S.$70 per barrel, compared to approximately U.S.$50 at the end of the first quarter of 2009, though it remains well below the average price of 2008 (U.S.$99.67).

In Argentina, domestic fuel prices have increased, but have not kept pace with either increases or decreases in international market prices for petroleum products due to the characteristics of and regulations affecting the Argentine market. Nonetheless, the gap between domestic and international prices for certain products has narrowed as a result of the decline in the latter. See “—Differences between Argentine and international prices for hydrocarbon products.”

In 2005, Argentina successfully completed the restructuring of a substantial portion of its bond indebtedness and canceled all of its debt with the IMF. The country is working to renegotiate the remaining portion of its external public debt and to resolve the claims brought before international courts by foreign companies affected during the crisis of the years 2001-2002 and by the debt restructuring. In relation to public debt, two issues remain pending: (i) a portion of the defaulted debt that was not included in the 2005 debt swap (with the so-called “Paris Club”), which the Argentine government recently announced it would repay, and (ii) certain government bondholders have not accepted the government’s debt restructuring proposal. The government is currently preparing a new restructuring proposal. Currently, Standard & Poor’s (S&P) credit rating for Argentina’s sovereign debt is “B-”, with a “stable” outlook since October 2008, while Moody’s, which rates Argentina’s sovereign debt at “B3”, has maintained its credit watch of Argentina as “stable” since August 2008.

Public finances both at national and provincial levels recorded a consolidated primary surplus of approximately 5.5% of GDP in 2004, 4.5% in 2005, 3.5% in 2006, 3.2% in 2007, and 3.2% in 2008, according to the INDEC.

The annual wholesale price index, according to the INDEC, increased by 2% in 2003, 7.9% in 2004, 10.6% in 2005, 7.1% in 2006, 14.4% in 2007, 8.8% in 2008 and, based on preliminary data, 5.0% in the nine-month period ended September 30, 2009. As stated in the IMF’s most recent report, however, private analysts estimate that consumer price index inflation has been considerably higher. The authorities have created a board of academic advisors to assess these issues.

Starting in the first half of 2008, conflicts in certain sectors of the Argentine economy, including blockades by agricultural producers in response to an export tax increase and strikes by oil workers, have affected the development and productivity of these and related sectors. Total exports from Argentina increased by 26.6% to U.S.$70,588 million in 2008, compared to 2007, mainly driven by higher average prices, while imports increased by 28.4% in the same period due mainly to increases in the volume and prices of imported assets, particularly capital assets, fuels and lubricants and passenger vehicles. Notwithstanding the general upward trend, growth in both exports and imports decelerated sharply during the fourth quarter of 2008. In the first nine months of 2009, exports decreased as a result of lower commodity prices and a decrease in the exported volumes of certain agricultural products (wheat, corn and soy, among others), mainly due to declines in the volume of harvests as a result of a severe drought and the smaller area seeded. Industrial exports were affected as well as a result of deceleration in demand from other countries. Imports contracted even further than exports in 2009, due mainly to decreased imports of intermediate goods and capital assets commensurate with the slower pace of domestic activity. As a result, the Argentine trade balance is expected to reach an even higher surplus than in previous years, of nearly U.S.$16 billion.

According to INDEC, the unemployment rate corresponding to the fourth quarter of 2008 showed that 7.2% of the active population was unemployed. The unemployment rate reached 8.8% in the second quarter of 2009, and is expected to increase further during 2009, according to the Argentine Central Bank. In line with the slowdown in general activity, wages increased at a slower pace than in previous years, but still outpaced price increases, resulting in higher purchasing capacity.

The Argentine Central Bank reserves stood at U.S.$46.4 billion at the end of 2008. At June 30, 2009, reserves remained stable and at a high level (U.S.$46.0 billion), contributing to sustain a strong external position. The exchange rate of the Argentine peso against the U.S dollar as of September 30, 2009 was Ps.3.84/ U.S.$1.00, reflecting peso depreciation of 11.3% compared to December 31, 2008.

According to the Argentine Central Bank, government fiscal revenues performance was poorer than in previous years, mainly as a consequence of a slowdown in activity levels, while public expenditures increased, due to the implementation of anticyclical policies aimed at offsetting or reducing the contractive effects of the international crisis described above.

However, we cannot predict the evolution of future macroeconomic events, or the effect that they are likely to have on our business, financial condition and results of operations. See “Item 3. Key Information—Risks Relating to Argentina” in our 2008 20-F.

Energy consumption in Argentina has increased significantly since 2003, driven in part by price limitations that have kept Argentine energy prices substantially below international prices. Continued growth in demand and a particularly harsh winter in 2007 have recently led to fuel shortages and power outages, prompting the Argentine government to take additional measures to assure domestic supply. At the same time, growth in the production of certain hydrocarbon products has slowed, and in the case of crude oil production has recently declined, due to Argentina’s maturing oil and gas fields. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to prioritize domestic supply, exported volumes of hydrocarbon products, especially natural gas, declined steadily since 2003. At the same time, Argentina has increased hydrocarbon imports.

The table below shows Argentina’s total sales, production, exports and imports of crude oil, diesel and gasoline products for the periods indicated.

	For the Year Ended December 31,
	2008	2007	2006
Crude Oil in Argentina
Production (mmbbl)	229.7	234.7	240.7
Exports (mmbbl)	15.3	20.8	32.0
Imports (mmbbl)	—	0.3	0.6
Diesel in Argentina
Sales (mcm)(1)	14,753.5	14,754.9	13,903.4
Production (mcm)	12,472.0	12,915.6	12,570.3
Exports (mcm)	7.1	46.6	108.8
Imports (mcm)	843.6	847.1	446.9
Gasoline in Argentina
Sales (mcm)(1)	5,898.5	5,285.6	4,608.4
Production (mcm)	5,849.1	5,965.2	5,889.3
Exports (mcm)	68.6	1,400.9	1,732.0
Imports (mcm)	51.7	23.0	33.2

(1)	Includes domestic market sales.

Sources: Argentine Secretariat of Energy and ENARGAS.

Policy and regulatory developments in Argentina

The Argentine oil and gas industry is currently subject to certain governmental policies and regulations that have resulted in: (i) domestic prices that are substantially lower than prevailing international market prices; (ii) export restrictions; (iii) domestic supply requirements that oblige us from time to time to divert supplies from the export or industrial markets in order to meet domestic consumer demand; and (iv) increasingly higher export duties on the volumes of hydrocarbons allowed to be exported. These governmental pricing limitations, export controls and tax policies have been implemented in an effort to satisfy increasing domestic market demand at prices below international market prices. As discussed in “Item 3. Key Information—Risk Factors” of our 2008 20-F and elsewhere in this report, actions by the Argentine government have had and will continue to have a significant effect on Argentine companies, including us.

Policy and regulatory developments relating to the oil and gas industry in Argentina include, among others:

•

Price limitations. In order to support economic growth, the Argentine government has sought to limit increases in hydrocarbons prices through a number of policies and measures. As a result, fluctuations in Argentina’s domestic hydrocarbon prices have not matched the recent increases or decreases at the pace of international and regional prices, as described in “—Differences between Argentine and international prices for hydrocarbon products.”

•

Export restrictions. Since 2004, the Argentine government has prioritized domestic demand and adopted policies and regulations restricting the export of certain hydrocarbon products. These restrictions have impacted our export sales as described in “—Declining export volumes.”

•

Export duties. Since the economic crisis in 2002, the Argentine government has imposed export taxes on certain hydrocarbon products. These taxes have increased substantially in the following years as international prices have surged.

•

Domestic supply requirements. The Argentine government has at times issued regulatory orders requiring producers to inject natural gas in excess of contractual commitments and supply other hydrocarbon products to the domestic market. As a result, we have had to limit our exports. In addition, we have imported diesel in order to satisfy domestic demand, which has increased our operating costs, as described in “—Increasing cost of sales.”

•

Energy Substitution Program. The Department of Federal Planning, Public Investment and Services, by Resolution No. 459/07 of July 12, 2007, created the “Energy Substitution Program” (Programa de Energía Total), which is designed to mitigate shortages of natural gas and electricity by encouraging industrial users to substitute natural gas and electricity during the Argentine winter with imported diesel, fuel oil and LPG subsidized by the government. Resolution No. 1451/2008 of the Department of Federal Planning, Public Investment and Services extended the Energy Substitution Program until December 31, 2009, and Rule No. 287/08 of the Sub-Secretary of Coordination and Control, issued on December 19, 2008, approved the general plans for implementation of the Energy Substitution Program for 2009. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Refined Products” in our 2008 20-F. Under this program, ENARSA imports diesel, fuel oil, LPG and natural gas that we buy from ENARSA at the prevailing domestic prices and then sell to consumers in Argentina, mostly at similar prices. As a result, this program has the effect of increasing our net sales and volumes sold, but is mostly operating income-neutral since we do not earn any significant margin on products sold under this program.

•

Gas Plus. The Argentine Secretariat of Energy, by Resolution SE No. 24/08 of March 13, 2008, created the “Gas Plus” program to encourage the production of natural gas from newly discovered reserves, new fields and tight gas, among other sources. Natural gas produced under the Gas Plus program will not be subject to the prices set forth in the Agreement 2007-2011 regarding the supply of natural gas to the domestic market during the period 2007 through 2011. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural Gas” in our 2008 20-F.

•

Refining and Petroleum Plus Programs. Decree No. 2014/2008 of the Department of Federal Planning, Public Investment and Services of November 25, 2008, created the “Refining Plus” and “Petroleum Plus” programs to encourage (a) the production of diesel fuel and gasoline and (b) the production of crude oil and the increase of reserves through new investments in exploration and operation. The Argentine Secretariat of Energy, by Resolution SE No. 1312/2008 of December 1, 2008, approved the programs. The programs entitle refining companies that undertake the construction of a new refinery or the expansion of their refining and/or conversion capacity and production companies which increase their production and reserves within the scope of the program to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/2007 and Resolution No. 127/2008 (Annex) issued by the Department of Economy and Production. In order to be eligible for the benefits of both programs, companies’ plans must be approved by the Argentine Secretariat of Energy.

Declining export volumes

The exported volumes of many of our hydrocarbon products have declined significantly in recent years, driven mainly by increasing domestic demand and export restrictions, as well as by declines in production. This shift from exports to domestic sales has impacted our results of operations as the prices for hydrocarbons in the domestic market have, due to price limitations, generally not kept pace with international and regional prices.

The table below presents, for the periods indicated, the exported volumes of certain of our principal hydrocarbon products.

	For the Six-Month Period Ended June 30,		For the Year Ended December 31,
Product	2009	2008	2008	2007	2006
	(units sold)
Oil (mcm)	2	257	321	425	874
Natural gas (mmcm)	398	285	580	1,358	3,090
Gasoline (mcm)	428	508	880	1,272	1,695
Fuel oil (mtn)	517	558	1,138	1,187	903
Petrochemicals (mtn)	238	247	530	689	700

Due to the generally decreasing export product volumes indicated above and increasing export duties, the portion of our net sales accounted for by exports decreased steadily between 2006 and the first half of 2009. In the six-month period ended June 30, 2009, our exports accounted for 15.8% of our consolidated net sales, compared to 25.3% in the same period of the prior year. Exports accounted for 20.7%, 28.9%, and 33.7% of our consolidated net sales in 2008, 2007 and 2006, respectively.

The Argentine government’s current policy is not to allow any exports of natural gas other than to the residential sector in certain other countries. In addition, the Argentine government requires companies intending to export crude oil, diesel and LPG to obtain prior authorization from the Secretariat of Energy by demonstrating that local demand for those products has been satisfied. Since 2005, because domestic diesel production has generally not been sufficient to satisfy Argentine consumption needs, exports of diesel have been substantially restricted.

Differences between Argentine and international prices for hydrocarbon products

Prior to the recent decrease in the prices of crude oil and related products, domestic prices for our products had fallen significantly below international prices as a result of regulatory policies that had resulted in limitations on our ability to increase domestic prices sufficiently to keep pace with international market prices. The following table sets forth the average prices at which we sold our principal products in the domestic market (net of taxes passed through to consumers, such as value added and fuel transfer taxes) for the periods indicated:

	For the Six-Month Period Ended June 30,				For the Year Ended December 31,
	2009		2008		2008		2007		2006
	Peso	U.S.$(1)	Peso	U.S.$(1)	Peso	U.S.$(1)	Peso	U.S.$(1)	Peso	U.S.$(1)
Natural gas (2)(3)	235	65	231	74	228	72	171	54	156	51
Diesel(4)	1,431	395	1,182	379	1,322	416	1,060	337	862	282
Gasoline products(5)	1,447	400	1,124	361	1,250	393	978	310	887	291

(1)	Amounts translated from Argentine pesos at the average exchange rate for the period.
(2)	Per thousand cubic meters.
(3)	Reflects the average of residential prices (which are generally lower than prices to other segments) and industrial prices.
(4)	Per cubic meter. Does not include sales by Refinor, in which we have a 50% interest and which is proportionally consolidated in our consolidated financial statements.
(5)	Per cubic meter. Does not include sales by Refinor, in which we have a 50% interest, and which is proportionally consolidated in our consolidated financial statements. The average price shown for each period is the volume-weighted average price of the various grades of gasoline products sold by us in the domestic market during such period.

The disparity between the prices at which hydrocarbon products have been sold in Argentina and the prevailing international prices for such products has been mainly due to limitations on our ability to pass increases in international prices of crude oil and hydrocarbon fuels and adverse exchange rate movements through to domestic prices or to increase local prices of natural gas (in particular for residential customers), gasoline and diesel.

In addition, the price at which Bolivia exports natural gas to Argentina (which is purchased by ENARSA) was approximately U.S.$4.584/mmBtu in June 2009, while the price at which we purchase natural gas from ENARSA was approximately U.S.$2.25/mmBtu in June 2009.

Additionally, pursuant to Resolution 599/2007 of the Secretariat of Energy dated June 14, 2007 (see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas” in our 2008 20-F), the Argentine government and gas producers, including us, entered into an agreement for the supply of certain volumes of gas to each segment of the domestic market during the period 2007 through 2011.

Relative maturity of our oil and gas assets

Argentina’s oil and gas fields are mature and, as a result, our reserves and production are declining as reserves are depleted. Because we mainly have concessions for mature oil and gas fields that are undergoing natural production declines, it is difficult to replace our proved reserves from other categories of reserves. In 2008, our estimated proved oil reserves and oil production, without considering NGL, declined by 4.1% and 4.6%, respectively, over the preceding year, while our estimated proved gas reserves and gas production declined by 16.4% and 4.4%, respectively, over the same period. As a result, in an effort to maintain our high refinery utilization rates and because of regulatory requirements to supply certain hydrocarbon products to the domestic market, we purchased crude oil and natural gas from third parties. In 2008 and 2007, our crude oil production, substantially all of which was destined to our refineries, represented approximately 78% and 83%, respectively, of the total crude oil processed by our refineries, and in 2008 and 2007, our natural gas production represented approximately 99% and 93%, respectively, of our total natural gas sales. In addition, in the six-month period ended June 30, 2009, our crude oil production represented approximately 79% of the total crude oil processed by our refineries, while our natural gas production represented approximately 100% of our total natural gas sales. We expect our oil and gas proved reserves and production rates to continue their decline.

We continue executing our initiative which encompasses comprehensive reviews of our oil and gas fields to identify opportunities in light of new technologies and to design novel strategies to rejuvenate old fields and optimize the development of new fields in Argentine basins. Many of our fields have similar characteristics to mature fields in other regions of the world that have achieved substantially higher recovery factors through the application of new technologies, similar to the ones we are currently evaluating. Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products.

See “Item 4. Information on the Company—Exploration and Development Activities—Reserves” in our 2008 20-F for more information on our proved reserves.

Increasing cost of sales

Our cost of sales accounted for 68.1% and 66.3% of our consolidated net sales in the six-month periods ended June 30, 2009 and 2008, respectively, and 68.9%, 65.3% and 61.7% of our consolidated net sales in 2008, 2007 and 2006, respectively. Our cost of sales increased significantly between 2006 and the first half of 2009, mainly as a result of: increased purchases of crude oil from third parties, driven by our efforts to maintain our high refinery utilization rates in light of our declining production; increased purchases of natural gas and diesel from third parties to fulfill our domestic supply requirements and avoid penalties under certain delivery contracts; higher labor costs; higher costs related to the renegotiation of certain service contracts; and inflation. Due to prevailing Argentine price limitations, we have been unable to pass many of these cost increases to our customers in the form of higher hydrocarbon product prices.

Critical Accounting Policies

U.S. GAAP reconciliation

The difference between our net income under Argentine GAAP and our net income under U.S. GAAP for the six-month periods ended June 30, 2009 and 2008 is primarily due to the remeasurement into functional currency and translation into reporting currency, the elimination of the inflation adjustment into Argentine constant pesos, the impairment of long-lived assets, capitalization of financial expenses, accounting for assets retirement obligations, proportional consolidation of investments in jointly controlled companies, and the consolidation of variable interest entities.

Under Argentine GAAP, financial statements are presented in constant Argentine pesos (“reporting currency”). Foreign currency transactions are recorded in Argentine pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on monetary items in foreign currency are recognized in the income statement of the period.

Under U.S. GAAP, a definition of the functional currency is required which may differ from the reporting currency. Management has determined, for us and certain of our subsidiaries and investees, the U.S. dollar to be the functional currency in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52. Therefore, we have re-measured into U.S. dollars our Unaudited Interim Financial Statements as of June 30, 2009 and 2008, in each case prepared in accordance with Argentine GAAP by applying the procedures specified in SFAS No. 52. The objective of the re-measurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are re-measured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are re-measured at the exchange rates in effect when the transactions occurred. Revenues and expenses are re-measured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non-monetary assets, which are re-measured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the re-measurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain of our subsidiaries and investees, we have determined the Argentine peso as the functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiaries into U.S. dollars are not included in determining net income and are reported in other comprehensive income (“OCI”), as a component of shareholders’ equity.

The amounts obtained from the re-measurement process referred to above are translated into Argentine pesos under the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Ps.3.80 to U.S.$1.00, as of June 30, 2009. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders’ equity. For the six-month periods ended June 30, 2009 and 2008, the re-measurement into functional currency and the translation into reporting currency decreased net income determined according to Argentine GAAP by Ps.392 million and Ps.1,091 million, respectively.

Under Argentine GAAP, we have proportionally consolidated, net of intercompany transactions, assets, liabilities, net sales, cost and expenses of investees in which joint control is held. Under U.S. GAAP these investees are accounted for by the equity method. The proportional consolidation mentioned above generated an increase of Ps.701 million in total assets and total liabilities as of June 30, 2009, and an increase of Ps.563 million and Ps.903 million in net sales and Ps.171 million and Ps.498 million in operating income for the six-month periods ended June 30, 2009 and 2008, respectively.

Under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level, and they would be impaired if the discounted cash flows, considered at business segment level, were less than its carrying value. With respect to assets that were held pending sale or disposal, our policy was to record these assets on an individual basis at amounts that did not exceed net realizable value.

Under U.S. GAAP, until December 31, 2008, for proved oil and gas properties, we performed the impairment test on an individual field basis. From January 2009, we have reassessed our proved oil and gas properties’ grouping, as a consequence of certain regulatory developments that have been implemented in Argentina during recent periods that have also affected our operations, as described in Item 2. “Update of Management’s Discussion and Analysis of Financial Condition and Results of Operations—Policy and regulatory developments in Argentina.” As a consequence of this reassessment, from January 1, 2009, oil properties are grouped into an unique cash generating unit and gas properties are grouped by basin, considering logistics restrictions. Impairment charges recorded through December 31, 2008, have not been reversed, and the modification in the long-lived asset grouping has therefore not had any effect on our results of operations for the period ended June 30, 2009. Other long-lived assets are aggregated, so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets,” by comparing the net book value of such an asset with the expected undiscounted cash flow. Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When market values are not available, we estimate them using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. There were no impairment charges under U.S. GAAP for the six-month periods ended June 30, 2009 and 2008.

The adjusted book value after impairment under U.S. GAAP results in lower depreciation of Ps.105 million and Ps.74 million for the six-month periods ended June 30, 2009 and 2008, respectively.

Under U.S. GAAP, only interest expense on qualifying assets must be capitalized, regardless of the asset’s construction period. Under Argentine GAAP, for those assets that necessarily take a substantial period of time to get ready for its intended use, borrowing costs (including interest and exchange differences) should be capitalized. Accordingly, borrowing costs for those assets whose construction period exceeds one year have been capitalized, provided that such capitalization does not exceed the amount of financial expense recorded in that period or year.

Under U.S. GAAP, SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to the legal obligation associated with the retirement of long-lived assets that results from the acquisition, construction, development and normal use of the asset. Accounting for Assets Retirement Obligations, requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the discount rate as of the date that the layer was created. Remeasurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled. Argentine GAAP is similar to SFAS No. 143, except for a change in the discount rate is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate, being the change added or reduced from the related asset.

FIN No. 46R, Consolidation of Variable Interest Entities, (“FIN 46R”) clarifies the application of Accounting Research Bulletin No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The interpretations explain how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. These interpretations require existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Under Argentine GAAP, consolidation is based on having the votes necessary to control corporate decisions (Note 1 to the Unaudited Interim Financial Statements).

Through May 2008, we had operations with one variable interest entity (“VIE”), which was created in order to structure our future deliveries of oil. YPF Holdings has a non-contributory defined-benefit pension plan and postretirement and postemployment benefits. Under U.S. GAAP, the Company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements reducing the Company’s shareholders’ equity through the accumulated OCI account. Under Argentine GAAP, unrecognized actuarial losses are not considered in the amount of the net liability. For a more detailed discussion of the most significant differences between Argentine GAAP and U.S. GAAP, please refer to Note 6(f) to the Unaudited Interim Financial Statements.

Principal Income Statement Line Items

The following is a brief description of the principal line items of our income statement.

Net sales

Net sales include primarily our consolidated sales of unrefined and refined fuel and chemical products net of the payment of applicable fuel transfer taxes, turnover taxes and custom duties on exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales.

Cost of sales

The following table presents, for each of the periods indicated, a breakdown of our consolidated cost of sales by category:

	For the Six-Month Period Ended June 30,
	2009	2008
	(in millions of pesos)
Inventories at beginning of year	3,449	2,573
Purchases for the period	2,574	3,924
Production costs(1)	7,928	7,135
Holding gains on inventories	(256)	123
Inventories at end of period	(2,963)	(2,854)

Cost of sales	10,732	10,901

(1)	The table below presents, for each of the periods indicated, a breakdown of our consolidated production costs by category:

	For the Six-Month Period Ended June 30,
	2009	2008
	(in millions of pesos)
Salaries and social security taxes	574	485
Fees and compensation for services	87	98
Other personnel expenses	173	158
Taxes, charges and contributions	130	139
Royalties and easements	1,261	1,138
Insurance	102	55
Rental of real estate and equipment	222	189
Depreciation of fixed assets	2,316	1,970
Industrial inputs, consumable material and supplies	266	279
Operation services and other service contracts	663	526
Preservation, repair and maintenance	942	917
Contractual commitments	3	156
Transportation, products and charges	419	448
Fuel, gas, energy and miscellaneous	770	577

Total	7,928	7,135

Other income (expense), net

Other income (expense), net principally include reserves for pending lawsuits and other claims, provisions for environmental remediation and provisions for defined benefit pension plans and other post-retirement benefits.

Financial (expense) income, net and holding (losses) gains

Financial (expense) income, net and holding (losses) gains consist of the net of gains and losses on interest paid and interest earned, currency exchange differences and the periodic revaluation of inventories.

Taxes

The statutory corporate income tax rate in Argentina was 35% during each of the periods presented in this report. Our effective tax rates for the periods discussed in this report exceed the Argentine corporate income tax rate mainly due to the non-deductibility of the amortization of the effect of inflation indexation on fixed assets, offset in part by income on non-consolidated long-term investments (which is included in our consolidated financial statements net of corporate income tax as payable by investees) and tax-free income from the sale of hydrocarbons produced in Tierra del Fuego. See Note 2(f) to the Unaudited Interim Financial Statements.

Consolidated results of operations for the six-month periods ended June 30, 2009 and 2008

The following table sets forth certain financial information as a percentage of net sales for the periods indicated.

	For the Six-Month Period Ended June 30,
	2009	2008
	(percentage of net sales)
Net sales	100.0%	100.0%
Cost of sales	(68.1)	(66.3)

Gross profit	31.9	33.7
Administrative expenses	(3.4)	(2.6)
Selling expenses	(7.6)	(6.7)
Exploration expenses	(2)	(1.3)

Operating income	18.9	23.1

The tables below present, for the periods indicated, volume and price data with respect to our consolidated sales of our principal products in the domestic and export markets, respectively. The data presented below does not include sales by Compañía Mega S.A. (“Mega”), Refinor or Profertil, jointly-controlled companies in which we have 38%, 50% and 50% interests, respectively, and which are proportionally consolidated in our consolidated financial statements. Mega, Refinor and Profertil contributed, after consolidation adjustments, 0.63%, 1.38% and 1.55%, respectively, of our consolidated net sales for the six-month period ended June 30, 2009 and 1.37%, 1.38% and 2.75%, respectively, of our consolidated net sales for the six-month period ended June 30, 2008.

Domestic Market	For the Six-Month Period Ended June 30,
	2009		2008
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
	(in pesos)		(in pesos)
Natural gas	7,438 mmcm	235/mcm	7,939 mmcm	231/mcm
Diesel	3,874 mcm	1,431/m3	4,032 mcm	1,182/m3
Gasoline	1,669 mcm	1,447/m3	1,414 mcm	1,124/m3
Fuel oil (2)	390 mtn	1,138/ton	510 mtn	1,373/ton
Petrochemicals	244 mtn	1,436/ton	336 mtn	2,094/ton

(1)	Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers.

(2)	For the period ended June 30, 2008, includes sales under the Energy Substitution Program amounting to 104 mtn.

Export Markets	For the Six-Month Period Ended June 30,
	2009		2008
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
	(in pesos)		(in pesos)
Natural gas (2)	398 mmcm	1,674/mcm	285 mmcm	731/mcm
Gasoline	428 mcm	2,738/m3	508 mcm	2,473/m3
Fuel oil	517 mtn	1,152/ton	558 mtn	1,720/ton
Petrochemicals	238 mtn	1,457/ton	247 mtn	2,645/ton

(1)	Average prices shown are gross of applicable export withholding taxes payable by us, and, as a result, may not be indicative of amounts recorded by us as net sales.
(2)	Average price is based on natural gas actually delivered and does not include fixed charges collected pursuant to certain delivery contracts.

Net sales

Net sales in the six-month period ended June 30, 2009 were Ps.15,767 million, representing a 4.1% decrease compared to Ps.16,443 million in the six-month period ended June 30, 2008. This decrease was primarily attributable to decreases in the volumes of certain products sold in the domestic market (including natural gas and fertilizers, among others) attributable to declining demand for these products, and lower prices and, in most cases, lower volumes sold of exported products, due mainly to the negative trends in international hydrocarbon demand and prices starting in the second half of 2008. Commodity prices were strongly affected, with the average international market price of WTI during the first half of 2009 decreasing by approximately 50% compared to the same period of 2008. The average price of certain products sold in the domestic market, such as fuel oil, jet fuel and petrochemicals, which tend to track international market prices, decreased as well. These effects were only partially offset by higher average domestic prices for diesel, gasoline and natural gas (although domestic prices remain below prevailing international prices) and by an increase in the volume of gasoline sold domestically.

For further information on our net sales for the periods discussed above, see “—Results of operations by business segment for the six-month periods ended June 30, 2009 and 2008.”

Cost of sales

Cost of sales in the six-month period ended June 30, 2009 was Ps.10,732 million compared to Ps.10,901 million in the six-month period ended June 30, 2008, representing a 1.6% decrease, which was partly attributable to a decrease in the total volumes purchased, especially of crude oil purchased from third parties, which had increased during the second quarter of 2008 as a result of a decline in our production caused by labor strikes in our Southern operations during that period, as well as a decrease in the volumes purchased of fertilizers due to the lower demand for these products. These decreases were almost completely offset by general increases in costs, mainly in preservation, repair and maintenance, and operation services and other service contracts, driven mainly by upward price pressure, as well as in royalties, driven mainly by higher crude oil production during the six-month period ended June 30, 2009, compared to the same period of 2008. In addition, higher asset depreciation was mainly due to the increase in newly constructed assets that commenced operations and were subject to depreciation after the first half of 2008.

Administrative expenses

Our administrative expenses increased by Ps.100 million in the six-month period ended June 30, 2009 compared to the six-month period ended June 30, 2008. The increase is explained by almost all of the components of administrative expenses, and particularly the increase in wages and social security costs, driven mainly by general cost increases in the economy.

Selling expenses

Our selling expenses were Ps.1,196 million in the six-month period ended June 30, 2009 compared to Ps.1,102 million in the six-month period ended June 30, 2008, representing an increase of 8.5%, resulting from increases in almost all of the components of selling expenses, particularly in preservation, repair and maintenance, and other service contracts, due mainly to general cost increases in the economy as well as the refurbishing of our service stations to fit them for the sale of our new low-sulfur diesel (Euro Diesel).

Operating income

As a result of the foregoing, operating income in the six-month period ended June 30, 2009 was Ps.2,988 million compared to Ps.3,793 million in the six-month period ended June 30, 2008, representing a decrease of 21.2%.

Our operating margins (operating income divided by net sales) were 19% and 23% in the six-month periods ended June 30, 2009 and 2008, respectively.

Other income (expense), net

Other income (expense), net experienced a positive variation of Ps.244 million compared to the period ended June 30, 2008 due mainly to lower expenses related to environmental obligations, and certain recoveries from insurance claims related to Profertil, our jointly controlled entity.

Financial (expense) income, net and holding (losses) gains

In the six-month period ended June 30, 2009, financial (expense) income, net and holding (losses) gains, were an expense of Ps.1,041 million, compared to financial income of Ps.270 million in the six-month period ended June 30, 2008. The change in trend is attributable to Ps.412 million in net negative exchange rate differences resulting from the depreciation of the Argentine peso against the U.S. dollar, as our outstanding liabilities exceed our assets denominated in U.S. dollars, as well as a Ps.227 million increase in interest expenses mainly attributable to our higher average level of outstanding financial debt in the first half of 2009 compared to the first half of 2008.

Taxes

Income tax expense in the six-month period ended June 30, 2009 decreased to Ps.899 million from Ps.1,635 million in the six-month period ended June 30, 2008, mainly as a result of a lower net income before income tax, as explained in previous paragraphs.

Net income

Net income for the six-month period ended June 30, 2009 was Ps.1,047 million, compared to Ps.2,254 million in the same period in 2008, a decrease of 53.5%.

Results of operations by business segment for the six-month periods ended June 30, 2009 and 2008

The following table sets forth net sales and operating income for each of our lines of business for the six-month periods ended June 30, 2009 and 2008:

	For the Six-Month Period Ended June 30,
	2009	2008
	(in millions of pesos)
Net sales(1)
Exploration and production(2)
To unrelated parties	2,443	2,198
To related parties	317	523
Inter-segment sales and fees(3)	6,950	5,715

Total exploration and production	9,710	8,436

Refining and marketing(4)
To unrelated parties	11,751	11,279
To related parties	311	973
Inter-segment sales and fees	488	571

Total refining and marketing	12,550	12,823

Chemical
To unrelated parties	738	1,349
Inter-segment sales and fees	423	542

Total Chemical	1,161	1,891

Corporate and other
To unrelated parties	207	121
Inter-segment sales and fees	112	203

Total Corporate and others	319	324

Less inter-segment sales and fees	(7,973)	(7,031)

Total net sales(5)	15,767	16,443

Operating income (Loss)
Exploration and production	2,633	2,010
Refining and marketing	555	1,525
Chemical	167	658
Corporate and other	(449)	(328)
Consolidation adjustments	82	(72)

Total operating income	2,988	3,793

(1)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales.
(2)	Includes exploration and production operations in Argentina and the United States.
(3)	Inter-segment sales of crude oil to Refining and Marketing are recorded at transfer prices that reflect our estimate of Argentine market prices.
(4)	Includes LPG activities.
(5)	Total net sales include export sales of Ps.2,489 million and Ps.4,155 million for the six-month periods ended June 30, 2009 and 2008, respectively.

Exploration and production

Exploration and Production sales increased to Ps.9,710 million in the first half of 2009 from Ps.8,436 million in the first half of 2008, representing an increase of 15.1%. Inter-segment sales volume increased by 15.6% in the first half of 2009 compared to the same period of the prior year (inter-segment sales were especially strong during the second quarter of 2009), due to an increase in our consumption of existing stocks and our higher production levels, which allowed us to supply our refineries with a higher percentage of their total demand, as well as higher inter-segment oil prices. We were able to replace a portion of our third party crude oil purchases with our own production during the first half of 2009 due to our increased production levels, which were adversely affected during the second quarter of 2008 due to labor strikes at our production facilities in the South of the country. Average daily oil production increased to 315 mbbl in the first half of 2009 from 307 mmbl in the first half of 2008. The decrease in average international crude oil prices (of approximately 54% between periods) did not affect our inter-segment sales prices, which increased by 3% in U.S. dollar terms (and significantly more in Argentine peso terms, taking into account the devaluation of the peso against the U.S. dollar) in the first half of 2009 from the first half of 2008, because domestic prices in the first half of 2008 were effectively limited by the imposition in November 2007 of higher export tax rates pursuant to Resolution No. 349/07. Accordingly, inter-segment sales price during the six-month period ended June 30, 2009, were established by taking account of price renegotiations among companies operating in the domestic market after the enactment of the aforementioned resolution. These increases in oil sales were partially offset by a 6.3% decrease in the volume of domestic gas sales, attributable mainly to lower demand from our gas distributor clients that serve the domestic market, which was in turn only partially offset by a 1.7% increase in domestic market gas prices that were driven mainly by price increases to the power generation segment of the Argentine market. Domestic sales of gas accounted for approximately 94% of our natural gas production during the first half of 2009, compared to 93% in the first half of 2008.

Segment operating expenses increased by Ps.651 million in the first half of 2009 from the same period of the prior year due mainly to generalized price increases in the broader economy, as well as the significant increases in royalties and exploration expenses. Royalties, which increased by Ps.120 million in the first half of 2009 from the same period in the prior year, increased mainly due to our increased production. Exploration expenses, which increased by Ps.104 million in the first half of 2009 from the same period in the prior year, increased mainly due to increased exploratory activity in the Golfo San Jorge, Marina and Austral basins in the first half of 2009 from the same period in the prior year.

As a result of the foregoing, Exploration and Production operating income reached Ps.2.633 million in the first half of 2009, a 31% increase from the Ps.2,010 million in the same period of the prior year.

Refining and marketing

Refining and Marketing sales decreased 2.1% to Ps.12,550 million in the first half of 2009 from Ps.12,823 million in the first half of 2008. This decrease was mainly a result of the following factors:

•

Decreases in the average prices of certain refined products (which tend to follow international market prices) sold in the domestic market in the first half of 2009 compared to the same period in the prior year, particularly fuel oil (17.1%), jet fuel (36.7%), and petrochemicals (31.4%). These price decreases were related to the approximately 50% decline in the average international market price of WTI in the first half of 2009 compared to the first half of 2008.

•

Decreases in the volumes of most refined products sold in the domestic market in the first half of 2009 compared to the same period in the prior year, including diesel (3.9%), fuel oil (23.5%) and petrochemicals (27.4%). These decreases were mainly attributable to declines in demand for these products.

•

Decreases in the prices and volumes of most refined products sold in the export markets, including gasoline (prices increased 10.7%, but were more than offset by a 15.7% decrease in the volume sold), fuel oil (prices decreased 33.0% and volumes decreased 7.3%) and petrochemicals (prices decreased 44.9% and volumes decreased 3.6%). The decreases in price were related to the aforementioned decrease in international WTI prices while the decreases in volumes sold were attributable mainly to weaker global demand for these products.

The decreases in sales described above were partially offset by the higher average prices for diesel (22.4%) and gasoline (28.7%) and an increase in the volume of gasoline (18.0%) sold in the domestic market in the first half of 2009 compared to the first half of 2008.

Segment operating expenses increased 6.2% to Ps.11,995 million in the first half of 2009 from Ps.11,298 million in the first half of 2008, due mainly to the following factors:

•	The higher cost of crude oil purchases, due mainly to the aforementioned increase in intersegment oil sales prices.

•

An increase in production costs, due mainly to generalized price increases in the broader economy. In particular, energy, industrial inputs, and service contracts increased significantly in the first half of 2009 compared to the same period in the prior year. Consequently, refining cost per barrel (which we calculate as the segment’s cost of sales for the period less crude oil purchase costs and depreciation of fixed assets, divided by the number of barrels produced during the period) increased by 15.1% to Ps.12.54 in the first half of 2009 from Ps.10.89 in the first half of 2008.

As a result of the foregoing, Refining and Marketing operating income in the first half of 2009 reached Ps.555 million, a decrease of 63.6% from the Ps.1,525 million achieved in the first half of 2008.

Refinery output in the six-month period ended June 30, 2009, including 50% of Refinor’s output (we own 50% of Refinor), represented a utilization rate of almost 100% of the existing processing capacity.

Chemical

Operating income in the six-month period ended June 30, 2009 reached Ps.167 million, a decrease of Ps.491 million, or 74.6%, from the Ps.658 million recorded in the six-month period ended June 30, 2008. This decrease was attributable mainly to a decline in domestic sales resulting from lower prices in certain products such as methanol, which tend to follow international market prices, as well as a decrease in the volume sold of fertilizers. In addition, lower margins on exported products due to the decline in international prices also contributed to the decrease in operating income.

Liquidity and Capital Resources

Financial condition

Total debt outstanding, net of cash, as of June 30, 2009 was U.S.$1,563 million (Ps.5,938 million) consisting of short-term debt (including the current portion of long-term debt) of U.S.$947 million (Ps.3,599 million) and long-term debt of U.S.$616 million (Ps.2,339 million). This compares to total outstanding debt, net of cash, of U.S.$1,185 million (Ps.4,088 million) as of December 31, 2008, of which U.S.$820 million (Ps.2,828 million) was short-term debt (including the current portion of long-term debt) and U.S.$365 million (Ps.1,260 million) was long-term debt. As of June 30, 2009, a major part of our debt was denominated in U.S. dollars (see Note 3(g) to the Unaudited Interim Financial Statements.) The use of derivatives is detailed in “—Quantitative and Qualitative Disclosure about Market Risk.” We intend to either refinance our short-term debt maturities or repay them with internally-generated cash flows.

Since September 2001, we have repurchased certain of our publicly-traded bonds in open market transactions on an arms-length basis. As of October 30, 2009, we had repurchased approximately U.S.$13 million of our outstanding bonds. We may from time to time make additional purchases of, or affect other transactions relating to, our publicly-traded bonds if in our own judgment the market conditions are attractive.

The following tables set forth our consolidated cash flow information for the periods indicated.

	For the Six-Month Period Ended June 30,
	2009	2008
	(in millions of pesos)
Net cash flows provided by operating activities	3,505	7,059
Net cash flows used in investing activities	(2,167)	(2,815)
Net cash flows used in financing activities	(811)	(4,468)

Net increase/(decrease) in cash and equivalents	527	(224)
Cash and equivalents at the beginning of period	1,215	847
Cash and equivalents at the end of period	1,742	623

Net cash flow used in financing activities in the six-month period ended June 30, 2009 includes net proceeds from obtained loans in the amount of Ps.1,667 million and Ps.2,478 million in dividend payments.

Net cash flow provided by operating activities was Ps.3,505 million in the six-month period ended June 30, 2009, compared to Ps.7,059 million in the six-month period ended June 30, 2008. The decrease was mainly due to the collection in 2008 of loans granted by us to related parties, as well as to the decrease in our operating profit.

The principal uses of cash in investing activities in the six-month period ended June 30, 2009 included Ps.2,205 million in fixed asset acquisitions relating mainly to drilling activities in our Exploration and Production business unit.

In response to market financial conditions prevailing in Argentina as of the date of this report, our financial policy seeks to structure a portion of our short-term debt in local currency. Pursuant to this policy, we have several domestic credit lines available from financial institutions. We believe that our level of working capital will not affect our business operations, mainly as a result of the expected net cash flow provided by operating activities in 2009. However, we are currently making efforts to convert our short-term financial debt into long-term financial debt.

Repsol YPF and Petersen Energía have agreed in the shareholders’ agreement entered into by them in connection with the Petersen Transaction (as defined in “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement” in our 2008 20-F) to effect the adoption of a dividend policy under which we would distribute 90% of our net income as dividends, starting with our net income for 2007. They have also agreed to vote in favor of requiring us to distribute an additional dividend of U.S.$850 million, payable jointly with the ordinary dividends in 2008 and 2009. See “Item 8. Financial Information—Dividends Policy” and “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement” in our 2008 20-F. We paid dividends in the amount of Ps.2,478 million in May 2009.

The shareholder’s meeting held on January 8, 2008 approved a notes program for an amount up to U.S.$1 billion, which was also approved by the CNV in June 2008. The proceeds of any offerings under this program must be used exclusively to invest in fixed assets and working capital in Argentina. On September 28, 2009, we issued negotiable obligations under this program in an amount of Ps.205 million, which will accrue interest at a variable rate and will mature in March 2011.

The following table sets forth our commitments for the periods indicated below with regard to the principal amount of our debt as of June 30, 2009, plus accrued but unpaid interest through June 30, 2009:

	Expected Maturity Date
	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
	(in millions of pesos)
Debt	6,500	4,161	1,522	570	—	—	247

Covenants in our indebtedness

Our financial debt generally contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses, as well as customary acceleration provisions.

With respect to financial debt totaling Ps.6,500 million (U.S.$1,711 million), including accrued interest (long- and short-term debt, including overdrafts) as of June 30, 2009, we have agreed, among other things and subject to certain exceptions, not to establish liens or charges on our assets. In the event of a payment default, the creditors may declare due and immediately payable the principal and accrued interest on amounts owed to them. Upon an event of default with respect to other matters, in the case of outstanding negotiable obligations amounting to Ps.251 million (U.S.$66 million) (included in the figure above), the trustee may declare due and immediately payable the principal and accrued interest on amounts owed if required by the holders of at least 25% of the total principal of the outstanding obligations.

Almost all of our total outstanding financial debt is subject to cross-default provisions. These provisions generally may be triggered if an event of default occurs with respect to the payment of principal amount or interest on debts equal to or exceeding U.S.$20 million. As a result of these cross-default provisions, a default on our part or the part of any of our consolidated subsidiaries covered by such provisions could result in a substantial portion of our debt being declared in default or accelerated. None of our debt or the debt of our consolidated subsidiaries is currently in default.

Credit rating

As of the date of this report, FITCH Ratings (FITCH)’s International Rating for our foreign currency denominated debt was

BB-, and for our domestic currency denominated debt was BB. FITCH Argentina Calificadora de Riesgo S.A. (FITCH Argentina)’s National Rating is AAA for our Negotiable Obligation Programs. FITCH and FITCH Argentina have a stable outlook on all of our ratings.

Moody’s Investors Service’s has rated our domestic currency denominated debt Ba1 and maintains a stable outlook following the recent downgrade.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

We do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt or trigger any other contractual obligation on our part. However, a downgrade in our credit rating could have a material adverse effect on the cost of renewing existing credit facilities, or obtaining access to new ones in the future. In the past, our main sources of liquidity have been our cash flows from operations, bank financings, issuances of debt securities and the proceeds from our divestment plan. Any future downgrades will not preclude us from using any of our existing credit lines.

Guarantees provided

As of June 30, 2009, we had signed guarantees in relation to the financing activities of Pluspetrol Energy S.A., Central Dock Sud S.A. and Inversora Dock Sud S.A. which outstanding amounts were approximately U.S.$14 million, U.S.$21 million and Ps.5 million, respectively. The corresponding loans mature in 2011, 2013 and 2009, respectively.

Capital investments and expenditures

The table below sets forth our capital expenditures and investments by activity for the six-month periods ended June 30, 2009 and 2008.

	For the Six-Month Period Ended June 30,
	2009		2008
	(in millions of pesos)	(%)	(in millions of pesos)	(%)
Capital Expenditures and Investments
Exploration and Production	1,778	78	2,387	82
Refining and Marketing	370	16	327	11
Chemical	57	2	64	2
Corporate and Other	89	4	147	5

Total	2,294	100%	2,925	100%

Off-Balance Sheet Arrangements

We have entered into certain off-balance sheet arrangements, as described in “—Guarantees provided” above.

Qualitative and Quantitative Disclosure About Market Risk

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of June 30, 2009, and from which we may incur future gains or losses from changes in market, interest rates or foreign exchange rates. We do not enter into derivative or other financial instruments for trading purposes.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Item 3. Key Information—Risk Factors” in our 2008 20-F.

Foreign currency exposure

We generally follow a policy of not hedging our debt obligations in U.S. dollars. In addition, our costs and receipts denominated in currencies other than the Argentine peso, including the U.S. dollar, often do not match. As a result, we are currently exposed to risks associated with changes in foreign currency exchange rates. See “Item 3. Key Information—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates” in our 2008 20-F.

The table below provides information about our assets and liabilities denominated in currency other than pesos (principally U.S. dollars) that may be sensitive to changes in foreign exchange rates, as of June 30, 2009.

	Expected Maturity Date
	Less than 1 year	1-3 years	3-5 years	More than 5 years and undetermined		Total
	(in millions of U.S. dollars)
Assets	1,145	39	—	37		1,221
Accounts payable	1,156	169	112	202		1,639
Debt	859	551	—	65		1,475
Other Liabilities	112	7	7	246	(1)	372

(1)	Includes U.S.$226 million corresponding to reserves with undetermined maturity.

Interest rate exposure

Our objective in borrowing under fixed rate debt is to satisfy capital requirements that minimize our exposure to interest rate fluctuations. To achieve our objectives, we have mostly borrowed under fixed rate debt instruments, based on the availability of capital and prevailing market conditions.

The table below provides information about our assets and liabilities as of June 30, 2009 that may be sensitive to changes in interest rates.

	Expected Maturity Date
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value
	(in millions of pesos)
Assets
Fixed rate
Other Receivables (Related parties)	78	119	—	—	—	—	197	186
Interest rate	6.36%	6.36%
Liabilities
Fixed rate
YPF’s Negotiable Obligations	—	—	—	—	—	247	247	209
Interest rate						10%
Related Parties	654	—	—	—	—	—	654	654
Interest rate	3.17-18.75%
Other Short-term debt	3,355	607	572	34	11	56	4,635	4,635
Interest rate	3.04-19.26%	3.04-19.26%	3.04-19.26%	9.38%	9.38%	9.38%
Variable rate
Related parties	188	949	—	—	—	—	1,137	1,137
Interest rate	Libor +2%	Libor +2%
Other Short-term debt	68	—	—	—	—	—	68	68
Interest rate	15.5-22.5%

ITEM 3.	UPDATE OF LEGAL PROCEEDINGS

Argentina

The Privatization Law provides that the Argentine State shall be responsible, and shall hold us harmless, for any liabilities, obligations or other commitments existing as of December 31, 1990 that were not acknowledged as such in the financial statements of Yacimientos Petrolíferos Fiscales Sociedad del Estado as of that date arising out of any transactions or events that had occurred as of that date, provided that any such liability, obligation or other commitment is established or verified by a final decision of a competent judicial authority. In certain lawsuits related to events or acts that took place before December 31, 1990, we have been required to advance the payment of amounts established in certain judicial decisions, and have subsequently been reimbursed or are currently in the process of requesting reimbursement from the Argentine government of all material amounts in such cases. We are required to keep the Argentine government apprised of any claim against us arising from the obligations assumed by the Argentine government. We believe we have the right to be reimbursed for all such payments by the Argentine government pursuant to the above-mentioned indemnity, which payments in any event have to date not been material. This indemnity also covers fees and expenses of lawyers and technical consultants subject, in the case of our lawyers and consultants, to the requirement that such fees and expenses not be contingent upon the amounts in dispute.

Reserved, probable contingencies

Reserves totaling Ps.1,439 million, Ps.1,821 million, Ps.1,898 million, and Ps.1,571 million as of June 30, 2009, December 31, 2008, 2007 and 2006, respectively, have been established to provide for contingencies which are probable and can be reasonably estimated. In the opinion of our management, in consultation with our external counsel, the amount reserved reflects the best estimation, based on the information available as of the date of this annual report, of the probable outcome of the mentioned contingencies. The most significant legal proceedings and claims reserved are described in the following paragraphs.

CNDC anti-competitive activity disputes. On March 22, 1999, we were notified of Resolution No. 189/99 from the former Secretariat of Industry, Commerce and Mining of Argentina, which imposed a fine on us of Ps.109 million, stated Argentine pesos as of that date, based on the interpretation that we had purportedly abused our dominant position in the bulk LPG market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine, and we made the claimed payment. Additionally, Resolution No. 189/99 provided for the commencement of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the CNDC completed its investigation and charged us with abuse of dominant market position during this period. On January 20, 2004, we answered the notification by (i) claiming the application of the statutes of limitations and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and prejudgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

Given that the Argentine Supreme Court has previously established under Law No. 22,262 that the statute of limitations for administrative infractions is two years, we believe that our defense based on the statute of limitations is solid. Since the imputed conduct occurred before September 29, 1999, which is the effective date of the new law, we believe that the law applicable to the proceeding is Law No. 22,262 instead of the new Antitrust Protection Law (No. 25,156). We filed appeals with the National Economic Criminal Court: (i) on July 29, 2003, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the opening of the preliminary investigations without deciding in advance on the statute of limitations defense claimed by us; and (ii) on February 4, 2004, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the charge because of a lack of majority and prejudgment. On April 13, 2004, the National Court of Appeals in Criminal Economic Matters sustained the appeal filed by us on the grounds of lack of majority of the CNDC in passing the objected resolution. On August 31, 2004, we appealed the resolution passed by the CNDC that rejected our statute of limitations defense. The CNDC accepted the appeal and referred the proceedings to Chamber II of the National Court of Appeals in Federal Civil and Commercial Matters, which subsequently referred the proceeding to Chamber B of the National Court of Appeals in Criminal Economic Matters. On March 3, 2006, the CNDC decided on the evidence that we shall produce during this proceeding. During August and September 2007, hearings involving the testimony of witnesses proposed by us took place. Despite the arguments expressed by us, the above-mentioned circumstances make evident that, preliminarily, the CNDC rejects the defenses filed by us and that the CNDC is reluctant to modify the doctrine provided by Resolution No. 189/99. On August 12, 2008, Chamber B of the National Court of Appeals in Criminal Economic Matters rejected our statute of limitations argument. We have appealed this decision. Upon Chamber B’s confirmation of the CNDC’s resolution, YPF filed a cassation and an extraordinary appeal on the basis that the CNDC bases its arguments on Law No. 22,262, while Chamber B relies on the application of Law No. 25,156. Chamber B of the National Court of Appeals in Criminal Economic Matters rejected both appeals. YPF has consequently presented two complaint appeals: one against the rejection of the cassation appeal (rejected on December 18, 2008) and another against the rejection of the extraordinary appeal (rejected on February 17, 2009). Both appeals are under evaluation. Despite our arguments, the mentioned circumstances make evident that, preliminarily, the CNDC denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/1999.

Alleged defaults under natural gas supply contracts. Since 2004, the Argentine Secretariat of Energy and the Undersecretariat of Fuels, through Rule No. 27/04, Resolutions No. 265/04, 659/04, 752/05, 1329/06 and 599/07, have on various occasions instructed us to supply certain quantities of natural gas to the Argentine domestic market, in each case notwithstanding the lack of a contractual commitment on our part to do so. In addition, the Argentine government has, at various times since 2004, imposed direct volume limitations on natural gas exports in different ways. As a result of these measures, from 2004 to the present, we have been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers.

We appealed these measures, but, pending favorable final resolution of such appeals, we have been obliged to comply in order to avoid greater losses to us and our export customers that could be occasioned by the revocation of our export permits or other penalties. We informed our natural gas export customers of our position that these governmental measures constitute an event of force majeure that releases us from any contractual or extra-contractual liability deriving from the failure to deliver the agreed upon volumes of gas. Some of our customers have rejected our position and three of them have sought damages and/or penalties for breach of supply commitments under a contractual “deliver or pay” clause, which claims have been rejected by us.

We were in pre-arbitral settlement discussions with the other two clients that have sought damages from us under the “deliver-or-pay” clause, Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. These companies have claimed damages through November 2006 in a total amount of approximately U.S.$41 million and, from December 2006 through September 2007, for an additional total amount of U.S.$52 million. We have opposed such claims. Furthermore, the above-mentioned companies have notified the formal start-up period of negotiations previous to any arbitration proceedings. Although such period is overdue, the Company has not been notified of the initiation of the arbitration proceedings.

Additionally, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (AESU) claimed damages in a total amount of U.S.$28.1 million for missed deliveries of natural gas volumes during the period September 16, 2007 through June 25, 2008. On July 16, 2008, AESU also claimed damages in a total amount of U.S.$2.7 million for missed deliveries of natural gas volumes during the period January 18, 2006 through December 1, 2006. We have contested both of these claims. Both parties have suspended the fulfillment of their obligations under the contract. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF’s obligations. The Company has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU’s obligations. This notification was also rejected. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries. On March 20, 2009, AESU notified YPF that it was terminating the contract. See “—Arbitration with AES Uruguaiana Emprendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).”

In addition, YPF is subject to certain claims from natural gas transportation suppliers in relation to payments on contracts associated with natural gas exports. One of the parties initiated mediation proceedings with us in order to determine the merits of its claim. As of the date of this report, the mediation proceedings, which have concluded, have not resulted in an agreement. No lawsuit related to these claims has been notified to YPF as of the date of this report.

La Plata refinery environmental disputes. On June 29, 1999, a group of three neighbors of the La Plata Refinery filed claims for the remediation of alleged environmental damages in the peripheral water channels of the refinery, investments related to contamination and compensation for alleged health and property damages as a consequence of environmental pollution caused by YPF prior to and after privatization. We notified the executive branch of the Argentine government that there is a chance that the tribunal may find us responsible for the damages. In such event, due to the indemnity provided by Law No. 24,145 and in accordance with that law, we shall be allowed to request reimbursement of the expenses for liabilities existing on or prior to January 1, 1991 (before privatization) from the Argentine government.

On December 27, 2002, a group of 264 claimants who resided near the La Plata Refinery requested compensation for alleged quality of life deterioration and environmental damages purportedly caused by the operation of the La Plata Refinery. The amount claimed is approximately Ps.67 million. We filed a writ answering the complaint. There are three similar additional claims raised by three groups of 120, 343, and 126 neighbors, respectively. The first group has made a claim for compensation of Ps.20 million, the second group has made a claim for compensation of Ps.54.5 million and the third one has made a claim of approximately Ps.19 million, in addition to a request for environmental cleanup.

On December 17, 1999, a group of 37 claimants who resided near La Plata Refinery, demanded the specific performance by us of different works, installation of equipment, technology and execution of work necessary to stop any environmental damage, as well as compensation for health damages alleged to be the consequence of gaseous emissions produced by the refinery, currently under monitoring.

AFIP tax claims. On January 31, 2003, we received a claim from the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos, or “AFIP”), stating that the forward oil sale agreements entered into by us should have been subject to an income tax withholding. In 2006, we conditionally paid the amounts corresponding to periods that followed those included in the claim by the AFIP (2002 and subsequent periods) and filed reimbursement summary proceedings so as to avoid facing interest payments or a fine. On March 14, 2008 the AFIP notified us of the rejection of the reimbursement previously mentioned. That decision has been appealed to the National Fiscal Court.

YPF has enrolled in a tax amnesty (as described below) which, among other amounts claimed by the AFIP, applies to the amounts claimed in connection with the forward oil sale agreements for the period before 2002.

In order to reduce interest charges YPF would have to pay if the final resolution of certain claims by the AFIP were unfavorable to YPF, during the six-month period ended June 30, 2009, YPF enrolled in the tax amnesty provided by Law No. 26,476, charging the effects to its income statement for this period. This regime waives fines, significantly reduces interest and allows payment in 120 low-interest installments.

In addition, we have received several other claims from the AFIP and from the provincial and municipal fiscal authorities, which are not individually significant.

Sale of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A. to EDF. In July 2002, EDF Internacional S.A. (“EDF”), initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against us, and Endesa International S.A., seeking payment from us of U.S.$69 million which was afterward increased to U.S.$103.2 million plus interests. EDF claims that under a Stock Purchase Agreement dated March 30, 2001 among Endesa Internacional S.A. and Astra Compañía Argentina de Petróleo S.A. (which was subsequently merged into YPF), as sellers, and EDF, as purchaser, with respect to shares of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”), EDF is entitled to an adjustment in the purchase price it paid due to changes in the exchange rate of the Argentine peso that EDF asserts to have occurred prior to December 31, 2001. Our position is that the change in the exchange rate did not occur prior to January 2002, and, therefore, EDF is not entitled to the purchase price adjustment. We have filed a counterclaim against EDF in the amount of U.S.$13.85 million as a purchase price adjustment. The arbitral award dated October 22, 2007 accepted the claim against us awarding damages against us in the amount of U.S.$40 million and also accepted our counterclaim against EDF in the amount of U.S.$11.1 million. Consequently, the amount payable by us should the award become final is U.S.$28.9 million plus costs and interest. We have challenged the award by filing an extraordinary appeal before the Argentine Supreme Court and an appeal before the Federal Court of Appeals on Commercial Matters. In April 2008 the Federal Court of Appeals on Commercial Matters suspended the effects of the arbitral award pending its appeal.

Furthermore, EDF sought the enforcement of the arbitral award before a court in Delaware, in the United States. We successfully sought the dismissal of this complaint on the grounds that the arbitral award has been suspended by an Argentine court and, consequently, the Delaware complaint is not permitted under Article 5 of the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards. The Court of First Instance in Delaware dismissed the proceedings. The Court of Appeals overturned that decision and ordered the stay of proceedings until the conclusion of the Argentine annulment proceedings. EDF is also seeking the enforcement of the arbitral award before a court in Paris, France.

Quilmes claims. We have been notified of 31 judicial claims filed by neighbors living near the riverside in Quilmes, in the province of Buenos Aires, as a consequence of a leak related to the pipeline La Plata – Dock Sud. One of the claims has been filed by a group of people that allegedly live in this area and have requested the remediation of environmental damages and the payment of approximately Ps.47 million plus interest as compensation for alleged personal damages for hydrocarbons exposure. We have requested an extension of the time to answer the complaint to allow us time to evaluate certain documents submitted to the court by the plaintiffs. The alleged damages are connected with the above-mentioned fuel leak that occurred in 1988 as third parties broke and stole fuel from the pipeline, which was then repaired by Yacimientos Petrolíferos Fiscales. Moreover, we have notified the Argentine government of the existence of this claim, have informed it that we plan to implead it at the time we answer the complaint in order to request that it hold us harmless and indemnify us against any liability derived from this lawsuit, as provided by Law No. 24,145. The Argentine government, through an administrative decision, has denied any responsibility to indemnify us for this matter, and we have sued the Argentine government to obtain a declaratory judgment declaring this administrative decision null and void. Such declaratory judgment is still pending. There are 30 other judicial claims that have been brought against us based on similar allegations, amounting to approximately Ps.5 million. Additionally, we are aware of the existence of other actions brought against us that have not yet been served and which are based on similar allegations. At present, a remediation plan is being performed in the affected area, under the supervision of the environmental authority of the province of Buenos Aires.

Pluspetrol Energy S.A. contractual obligations. Pluspetrol and Gas Atacama Generación S.A. (“Gas Atacama”), had reached an agreement through which, in case that Pluspetrol could not fulfill its natural gas delivery obligations, it would indemnify Gas Atacama. This agreement would come into effect once ratified by the Secretariat of Energy. However, on March 10, 2008, the Ministry of Economy and Production issued Resolution No. 127/2008, by which the natural gas export tax withholding rate was increased, significantly changing the commercial terms of the aforementioned agreement. Consequently, Pluspetrol informed Gas Atacama and the Secretariat of Energy of its intention to terminate the aforementioned agreement. As a result, the parties have initiated discussions in order to reach a new agreement considering the new regulatory framework.

Non-reserved, possible contingencies

In addition to the probable contingencies described in the preceding paragraphs, we have received several labor, civil, commercial and environmental claims which had not been reserved since management, based on the evidence available to date and upon the opinion of our external counsel, have considered them to be possible contingencies. The most significant of such contingencies are described below.

Noroeste basin reserves review. The effectiveness after certain specific dates of natural gas export authorizations (related to production in the Noroeste basin) granted to us pursuant to Resolution S.E. Nos. 165/99, 576/99, 629/99 and 168/00, issued by the Argentine Secretariat of Energy, is subject to an analysis by the Argentine Secretariat of Energy to determine whether sufficient additional natural gas reserves have been discovered or developed by us in the Noroeste basin. The result of this ongoing review is uncertain and may have an adverse impact upon the execution of the export gas sales agreements related to such export authorizations, and may imply significant costs and liabilities for us. We have submitted to the Argentine Secretariat of Energy documentation in order to allow for the continuation of the authorized exports in accordance with Resolutions SE No. 629/1999, 565/1999, and 576/1999 (the “Export Permits”) from the Noroeste basin. These Export Permits relate to the long-term natural gas export contracts with Gas Atacama Generación S.A., Empresa Eléctrica del Norte Grande S.A and Electroandina S.A. (collectively, the “Clients”), involving volumes of 900,000 m3/day, 600,000 m3/day and 1,750,000 m3/day, respectively. We have not yet received a response from the Argentine Secretariat of Energy. However, on March 29, 2007, an internal memorandum of the technical sector of the Argentine Secretariat of Energy addressed this file and concluded, without resolving the question that we have not included the necessary reserves to continue with the Export Permits. The file is currently awaiting decision from the Argentine Secretariat of Energy. If the Argentine Secretariat of Energy were to determine that the reserves are not sufficient to continue to comply with our export commitments and other commitments, it could declare the expiration or suspension of one or more of the Export Permits, which would have a direct impact on the export contracts, to the injury of the Clients. In the case in which it were determined that we did not act as a prudent and diligent operator and/or did not have sufficient reserves, we could be responsible for the damages that this situation causes to the Clients.

New Jersey claims. On December 13, 2005, the New Jersey Department of Environmental Protection (the “DEP”) and the New Jersey Spill Compensation Fund filed a claim with a New Jersey court against Occidental Chemical Corporation, Tierra, Maxus, Repsol YPF, YPF, YPF Holdings and CLH Holdings. The plaintiffs are claiming an undetermined economic compensation and punitive damages as a consequence of environmental damages, as well as the costs and fees associated with this proceeding, based on alleged violations of the Spill Compensation and Control Act, the Water Pollution Control Act and common law claims relating to a facility allegedly operated by the defendants and located in Newark, New Jersey that allegedly impacted the Passaic River and Newark Bay. DEP filed its Second Amended Complaint in April 2008; YPF’s motion to dismiss for lack of personal jurisdiction was denied in September 2008. The decision was affirmed by the Court of Appeals following an appeal from YPF. Notwithstanding, the Court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party claims. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed by Tierra and Maxus Energy Corp. in February, 2009. See “—YPF Holdings.”

Patagonian Association of Land-Owners claims. On August 21, 2003, the Patagonian Association of Land-Owners (“ASSUPA”) sued the companies operating production concessions and exploration permits in the Neuquina basin, including us, claiming for the remediation of the general environmental damage purportedly caused in the execution of such activities or the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. The total amount claimed against all companies is more than U.S.$547.6 million. The plaintiff requested that the Argentine government (Secretariat of Energy), the Federal Environmental Council (Consejo Federal de Medio Ambiente), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the National Ombudsman be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the Argentine Supreme Court. Once the complaint was notified, we and the other defendants filed a motion to dismiss for failure of the plaintiff to state a claim upon which relief may be granted. The court granted the motion, and the plaintiff had to file a supplementary complaint. We requested that the claim be rejected because the defects of the complaint indicated by the Argentine Supreme Court have not been corrected, but such request was denied. However, we have also requested its rejection for other reasons, and impleaded the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims arising prior to January 1, 1991, according to Law No. 24,145 and Decree 546/1993. On February 23, 2009, the Argentine Supreme Court ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until the impleaded parties appear before the court.

Dock Sud claim. We have been sued in the following environmental lawsuits that have been filed by residents living near Dock Sud, province of Buenos Aires: (i) “Mendoza, Beatriz against National State et al.,” a lawsuit before the Argentine Supreme Court, in which the Argentine government, the province of Buenos Aires, the City of Buenos Aires, 14 municipalities and 44 companies (including us) were sued. The plaintiffs have requested unspecified compensation for collective environmental damage to the Matanza and Riachuelo river basins and for physical and property damage, which they claim to have suffered. The Argentine Supreme Court declared itself legally competent to settle only the conflict related to the collective environmental damages, including prevention of future pollution, remediation of environmental damages already caused and monetary compensation for irreparable environmental damages, and has requested that the defendants submit specific reports. In particular, it has requested that the Argentine government, the province of Buenos Aires, the City of Buenos Aires and the Federal Environmental Council submit a plan with environmental objectives. We answered the complaint and requested the impleading of the Argentine government, based on its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. In July 2008, the Argentine Supreme Court decided that the Basin Authority (Law 26,168) will be in charge of performing a remediation plan as well as of taking preventive measures in the area. The National State as well as the Province and City of Buenos Aires will be responsible for the performance of these measures. It also declared the exclusive competence of the First Instance Federal Court in Quilmes to hear any claims or disputes arising out of the remediation plan or the preventive measures and determined that any future action seeking the environmental remediation of the basin will be dismissed (litis pendentia). Additionally, the Argentine Supreme Court declared that it will determine whether and how much liability is to be borne by the parties involved; (ii) “Cicero, María Cristina against Antivari S.A.C.I. et al. for damages” in which the plaintiffs, who are residents of Villa Inflamable, Dock Sud, also demand the environmental remediation of Dock Sud and Ps.33 million in compensation for physical and property damages against many companies that have operations there, including us. We answered the complaint by requesting its rejection and asked the citation of the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

La Plata Refinery environmental claims. On June 6, 2007, we were served with a complaint in which nine residents of the vicinity of the La Plata Refinery request (i) the cessation of contamination and other harms they claim are attributable to the refinery and (ii) the cleanup of the adjacent canals, Río Santiago and Río de la Plata (water, soils and aquifers, including within the refinery), or, if cleanup is impossible, compensation for environmental and personal damages. The plaintiffs have also requested physical and property damages of approximately Ps.51.5 million, or an amount to be determined from evidence produced in discovery. We believe that most damages that are alleged by the plaintiffs, if proven, may be attributable to events that occurred prior to YPF’ s privatization and would therefore be the responsibility of the Argentine government in accordance with the Privatization Law of YPF. Notwithstanding the aforesaid, there is the possibility a judgment could order us to meet the expenses of remedying these liabilities, in which case we could ask the Argentine government to reimburse the remediation expenses for liabilities existing prior to January 1, 1991 pursuant to Law 24,145. In addition, we believe that this claim partially overlaps with the request made by a group of neighbors of the La Plata Refinery on June 29, 1999, mentioned in preceding paragraphs. Accordingly, we consider that the cases will need to be partially consolidated to the extent that the claims overlap. We answered the complaint by requesting its rejection and asked for the citation of the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Additionally, we believe that any contamination that may exist could be attributable to numerous sources, including dumping of refuse over many years by other industrial facilities and by ships.

Additionally, we are aware of an action in which we have not yet been served, in which the plaintiff requests the cessation of contamination and the cleanup of the canals adjacent to the La Plata Refinery, in Río Santiago, and other sectors near the coast (removal of mud, drainage of wetlands, restoration of biodiversity, among other things), and, if such sanitation is not practicable, compensation of Ps.500 million or an amount to be determined from evidence produced in discovery. We believe that this claim partially overlaps with the requests made by a group of neighbors of the La Plata Refinery on June 29, 1999 and with the complaint served on June 6, 2007, mentioned in preceding paragraphs. Accordingly, we consider that if we are served in this proceeding or any other proceeding related to the same subject matters, the cases will need to be consolidated to the extent that the claims overlap. With respect to claims that would not be included in the previous proceedings, for the time being we are unable to estimate the prospects of such claims. Additionally, we believe that most of the damages that do not overlap the aforementioned lawsuits may be also attributable to events that occurred prior to YPF’s privatization and could therefore be the responsibility of the Argentine government in accordance with the Privatization Law concerning YPF.

Concessions on Hydrocarbon bearing zones – Provincial claims. We have been notified of Resolution 433/08 issued by the Ministry of Production, Hydrocarbon Department of the Río Negro Province concerning compliance with certain obligations by exploitation concessionaires in the hydrocarbon bearing zones of Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all located in Río Negro Province. This resolution asserts that we, among others, in our capacity as a concessionaire, are liable for failing to meet certain concession and environmental obligations. If found liable, we could be at risk of termination of these concession contracts. In light of the above, and consistent with provisions of the Hydrocarbons Law, we were requested to submit a response.

The Hydrocarbons Law grants the concessionaire and/or licensee the right, prior to termination based upon contractual provisions, to cure a contractual breach within a certain period of time after receiving notice thereof. Accordingly, on May 29, 2008, we filed a request for nullification of Resolution 433/08, since this resolution failed to grant us this right. Additionally, on June 13, 2008, we submitted a response denying the charges against us and on November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, we filed a writ requesting the production of certain evidence and the appointment of our technical expert. As of the date of this report, we have argued certain aspects related to the production of evidence. On May 12, 2009, we were notified of the issuance of Resolution No. 31/09 dated March 13, 2009 by the Ministry of Production, Hydrocarbon Department of the Río Negro Province, which ordered an extension of the evidence production period in this case.

Arbitration with Transportadora de Gas del Mercosur S.A. (TGM). YPF was notified by the International Chamber of Commerce (ICC) of an arbitration brought by TGM against YPF claiming unpaid and outstanding payments in an approximate amount of U.S.$10 million, in connection with the transportation fee established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF, AESU and Companhia de Gás do Estado do Río Grande do Sul (Sulgás), referred below. See “—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).” On April 8, 2009, YPF requested that this claim be rejected and counterclaimed for the termination of the natural gas transportation contract, based on its termination rights upon the termination by AESU and Sulgás of the natural gas export contract discussed below.

On July 10, 2009, TGM increased the amount of its claim to approximately U.S.$17.3 million and claimed an additional amount of approximately U.S.$366.4 million as lost profits, a claim for which we believe YPF would not be responsible.

On April 6, 2009, YPF registered a request for arbitration at the ICC against TGM, AESU and Sulgás, seeking an award declaring the termination of the gas transportation contract with TGM as a result of the termination of the natural gas export contract by AESU and Sulgás. On the same date, YPF was notified by the ICC of an arbitration brought against it by AESU and Sulgás. See “—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM),” below. YPF requested that the three proceedings be combined.

Litigation with Transportadora de Gas del Norte S.A. (TGN). On April 8, 2009, YPF filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN for the transport of natural gas in connection with the natural gas export contract entered with AESU and other parties. The complaint is based on the termination of the referenced natural gas export contract and the legal impossibility of assigning the transportation contract to other shippers because of certain changes in law in effect since 2002; as a second order matter, the legal impossibility for TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004; and as a third order matter, the Teoría de la Imprevisión (hardship provision under Article 1198 of the Argentine Civil Code) available under Argentine law when extraordinary events render a party’s obligations excessively burdensome.

CNDC investigation. On November 17, 2003, the CNDC requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Protection Law, from a group of almost 30 natural gas production companies, including us, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts and (ii) gas imports from Bolivia, in particular (a) expired contracts signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which

YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, we submitted explanations in accordance with Art. 29 of the Antitrust Protection Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, we received a notification of resolution dated December 2, 2005, whereby the CNDC (i) rejected the “non bis in idem” petition filed by us, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the preliminary opening of the proceedings be undertaken pursuant to the provisions of Section 30 of Law 25,156. On January 15, 2007, the CNDC charged us and eight other producers with violations of Law 25,156. We have contested the complaint on the basis that no violation of the Law took place and that the charges are barred by the applicable statute of limitations, and have presented evidence in support of our position. On June 22, 2007, without acknowledging any conduct in violation of the Antitrust Protection Law, we filed with the CNDC a commitment according to Article 36 of the Antitrust Protection Law requesting that the CNDC approve the commitment, suspend the investigation and dismiss the proceedings. We are still awaiting a formal response. On December 14, 2007, the CNDC elevated the investigation to the Court of Appeals.

In addition, we are subject to other claims before the CNDC which are related to alleged price discrimination in the sale of fuels. Our management, based on the evidence available to date and upon the opinion of our external counsel, has considered them to be possible contingencies.

Users and Consumers’ Association claim: The “Users and Consumers’ Association” (Unión de Usuarios y Consumidores) claimed (originally against Repsol YPF before extending its claim to YPF) the reimbursement of allegedly excessive prices charged to bottled LPG consumers between 1993 and 2001. The claim is for a sum of Ps.91.2 million for the period 1993 to 1997 (this sum, in current pesos, would amount to approximately Ps.292.5 million), together with an undetermined amount for the period 1997 to 2001. We claimed the application of the statutes of limitations, since the two-year limit had already elapsed. A ruling is pending on the applicability of the statutes of limitations. Notwithstanding, on August 6, 2009, the evidence production period commenced.

Alleged defaults under natural gas contracts – Mega. Mega has claimed compensation from us for failure to deliver natural gas under the contract between us and Mega. We invoked that natural gas deliveries to Mega pursuant to the contract were affected by the Argentine government’s interference. Consequently, we believe that we are not liable for such natural gas delivery deficiencies pursuant to the doctrines of “force majeure” and “unfulfillment of the contract’s objective.”

Non-reserved, remote contingencies

Our management, in consultation with our external counsel, believes that the following contingencies, while individually significant, are remote:

Congressional request for investigation to CNDC. On November 7, 2003, certain former members of the Argentine Congress, Arturo Lafalla, Ricardo Falu and others, filed with the CNDC a complaint against us for abuse of a dominant position in the bulk LPG market during 2002 and part of 2003. The alleged conduct consisted of selling bulk LPG in the domestic market at prices higher than the export price, thereby restricting the availability of bulk LPG in the domestic market. On December 15, 2003, the CNDC decided to forward the complaint to us, and requested explanations under Art. 29 of the Antitrust Protection Law. On January 21, 2004, we submitted explanations in accordance with Art. 29 of the Antitrust Protection Law, contending that no antitrust violations had been committed. At this point, the CNDC may accept our explanations or begin a criminal investigation. We contend that we did not restrict LPG supply in the domestic market during the relevant period, that during this period all domestic demand for LPG could have been supplied by our competitors and that therefore our market share could not be deemed a dominant position. On September 2, 2008, the CNDC issued Note No. 1131/08 requesting information in relation to the prices in the internal and external markets corresponding to the years 2000-2008. On October 7, 2008, we presented the information. On December 10, 2008, the CNDC requested us to file the LPG export contracts signed during the years 2001-2004 as well as to explain the evolution of the prices in the internal and external markets of propane and butane during the March to December period in the years 2001-2004. On December 16, 2008, we presented the requested information. Having filed the requested information, we noted that the CNDC has issued an opinion suggesting the dismissal of the proceedings. Notwithstanding, the matter is still pending before the Secretary of Domestic Commerce.

Pursuant to the provisions of Resolution No. 189/99, referred to above, certain third parties have claimed compensation for alleged damages suffered by them as a consequence of our sanctioned conduct. We have denied these claims and presented our defenses.

Other export tax disputes. Between 2006 and 2009, the Customs General Administrations in Neuquén, Comodoro Rivadavia and Puerto Deseado informed us that certain summary proceedings had been brought against us based on alleged formal misstatements on forward oil deliveries (future commitments of crude oil deliveries) in the loading permits submitted before these agencies. In December 2008, the Customs General Administration of Neuquén rejected our arguments and issued a resolution against us. We will appeal before the National Fiscal Court. Although our management, based on the opinion of legal counsel, believes the claim has no legal basis, the potential fines imposed could be substantial.

Mendoza royalties dispute. Following demands by the province of Mendoza that the international market price be applied to internal market transactions based on an interpretation of Section 6 of Law No. 25,561, we commenced an administrative proceeding. Our request is currently pending. Additionally, YPF filed a declaratory action with the Argentine Supreme Court, with application for an injunction to declare unconstitutional the interpretation that the province of Mendoza applies to Section 6 of Law No. 25,561. On April 7, 2009, we were notified that the Argentine Supreme Court declared itself competent to hear the case brought by YPF, and issued a preliminary injunction to restrain the province of Mendoza from applying the international market price in calculating the royalties payable by YPF. The final resolution of this case is still pending.

Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM). On April 6, 2009, YPF was notified by the ICC of an arbitration brought against it by AESU and Sulgás claiming damages in an amount of approximately U.S.$1,052 million, which includes damages for the matter described above with respect to AESU, in connection with YPF’s alleged liability resulting from the termination by AESU and Sulgás of the natural gas export contract entered into in September 1998. See “—Alleged defaults under natural gas supply contracts” above. YPF denies all liability arising from such termination. Moreover, YPF believes that AESU’s damages assessment is far beyond any reasonable assessment, since it exceeds six-fold the maximum aggregate deliver-or-pay penalties that would have accrued in the event that YPF would breached its delivery obligations for the maximum daily quantity through the expiration of the term of the natural gas export contract. In addition, more than 90% of AESU’s damages assessment relates to alleged loss of profits that may be strongly challenged on the basis that prior to the termination of the natural gas export contract, AESU voluntarily terminated all of its long term power purchase contracts.

Furthermore, on April 6, 2009, YPF registered a request for arbitration against AESU, Sulgás and TGM at the ICC seeking a declaration from the arbitral tribunal that, among other things, AESU and Sulgás have repudiated and unilaterally and illegally terminated the natural gas export contract entered into in September 1998 and declaring AESU and Sulgás liable for any damages suffered by the parties because of such termination, including but not limited to the damages resulting from the termination of the natural gas transportation contracts associated with the natural gas export contract. See “—Arbitration with Transportadora de Gas del Mercosur S.A. (TGM).”

Proceedings related to foreign exchange. On December 9, 2002, we filed a declaratory judgment action (Acción Declarativa de Certeza) before an Argentine federal court requesting clarification as to the uncertainty generated by opinions and statements of several organizations providing official advice that the right of the hydrocarbon industry to freely dispose of up to 70% of foreign currency proceeds from exports of hydrocarbons products and byproducts, as provided by Executive Decree No. 1,589/89, had been implicitly abolished by the new exchange regime established by Executive Decree No. 1,606/01. On December 9, 2002, a federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with our access to and use of 70% of the foreign exchange proceeds from our hydrocarbon exports. Following the enactment of Decree No. 2,703/02 in December 2002, we expanded the scope of the declaratory judgment action before the federal court to clear any doubts and uncertainty arising after the enactment of this decree. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Repatriation of Foreign Currency” in our 2008 20-F. On December 1, 2003, the National Administrative Court of Appeals decided that the issuance of Decree No. 2,703/02, which allows companies in the oil and gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. Nevertheless, the Court of Appeals’ decision was silent with respect to the availability of the exemption to convert proceeds from export operations carried out by oil and gas companies into domestic currency prior to the issuance of Decree No. 2,703/02.

On October 12, 2007, we were notified of the initiation of an administrative summary proceeding for alleged late repatriation of foreign currency proceeds, and the failure to repatriate the remaining 70%, in connection with some hydrocarbon export transactions made in 2002 (during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree No. 2,703/02). Nevertheless, a final and unchallenged judicial judgment recently issued by a First Instance Court in Criminal Economic Matters in a similar administrative summary proceeding against a different company for alleged violation of the criminal exchange law (lack of repatriation of 70% of foreign currency proceeds) regarding export transactions made in 2002 resolved the matter in favor of that company based on well-founded arguments that were not challenged by the prosecutor. In addition, the Office of the General Prosecutor of Argentina recently issued an opinion in a similar administrative summary proceeding involving another oil company stating that no criminal law violations existed in that case due to the lack of willful misconduct and the existence of differing regulations that created uncertainty as to the scope of certain obligations, and stating that the proceeding should be dismissed. On April 30, 2009, in similar administrative proceedings involving another oil company, the National Administrative Court of Appeals resolved the matter in favor of that company, on the basis that the free disposal regime of up to 70% of export proceeds was in force during 2002, upon the publication of Decree No. 1638/01 on December 12, 2001. Extraordinary appeals filed by the Argentine government and the Central Bank have been rejected. Consequently, YPF considers that the administrative summary proceeding against YPF is unlikely to be successful.

Additional information

On August 11, 2006, we received Note SE No. 1009 (the “Note”) from the Argentine Secretariat of Energy, which reviewed the progress of reserves in the Ramos Area in the Noroeste basin, in relation to the export authorization granted by Resolution S.E. No. 169/97 (the “Export Authorization”). The Export Authorization concerns the long-term natural gas export contract between us and Gas Atacama, for a maximum daily volume of 530,000 m3/day. The Note stated that as a result of the decrease in natural gas reserves supporting the Export Authorization, the domestic market supply was at risk. The Note preventively provided that the maximum natural gas daily volumes authorized to be exported under the Export Authorization were to be reduced by 20%, affecting the export contract. We filed an answer to the Note on September 15, 2006 stating our allegations and defenses.

YPF Holdings

The following is a brief description of certain environmental and other liabilities related to YPF Holdings Inc., a Delaware corporation.

In connection with the sale of Maxus’ former chemical subsidiary, Chemicals, to Occidental in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the Closing Date, including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date. See “Item 4. Information on the Company—Environmental Matters—YPF Holdings—Operations in the United States” in our 2008 20-F.

As of June 30, 2009, YPF Holdings’ reserves for environmental and other contingencies totaled approximately U.S.$155 million. YPF Holdings management believes it has adequately reserved for all environmental and other contingencies that are probable and can be reasonably estimated based on information available as of such time; however, many such contingencies are subject to significant uncertainties, including the completion of ongoing studies, the discovery of new facts, and the issuance of orders by regulatory authorities, which could result in material additions to such reserves in the future. It is possible that additional claims will be made, and additional information about new or existing claims (such as results of ongoing investigations, the issuance of court decisions or the signing of settlement agreements) is likely to develop over time. YPF Holdings’ reserves for the environmental and other contingencies described below are based solely on currently available information and as a result, YPF Holdings, Maxus and Tierra may have to incur costs that may be material, in addition to the reserves already taken.

In the following discussion concerning plant sites and third party sites, references to YPF Holdings include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of YPF Holdings and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey for Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved interim remedy has been completed and paid for by Tierra pursuant to the above described indemnification agreement with Occidental. Operations and maintenance of the constructed remedy are ongoing, and as of June 30, 2009, YPF Holdings has reserved approximately U.S.$15 million in connection with such activities.

Passaic River/Newark Bay, New Jersey. Maxus, acting on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the Newark, New Jersey plant site described above. While some work remains, these studies were substantially completed in 2005. In addition, the EPA and other agencies are addressing the lower 17-mile portion of the Passaic River (including the six-mile portion already studied) in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with certain other entities, has agreed to participate in and fund a remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA. The entities that have agreed to fund the RIFS have negotiated allocations of RIFS costs among themselves based on a number of considerations.

Tierra, acting on behalf of Occidental, is also performing and funding a separate RIFS to characterize sediment contamination and evaluate remedial alternatives in Newark Bay and portions of the Hackensack River, the Arthur Kill, and the Kill van Kull pursuant to a 2004 administrative order on consent with EPA. The EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay.

In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s costs of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River described above. The development of this Plan was estimated by the DEP to cost approximately U.S.$2.3 million. The DEP has advised the recipients that they are not required to respond to the directive until otherwise notified. Also in December 2005, the DEP and the New Jersey Spill Compensation Fund sued YPF Holdings, Tierra, Maxus and other affiliates, as well as Occidental, in connection with dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower 17-mile portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The defendants have made responsive pleadings and/or filings. In March 2008, the court denied motions to dismiss for failure to state a claim by Occidental Chemical Corporation, and by Tierra and Maxus. DEP filed its Second Amended Complaint in April 2008; YPF’s motion to dismiss for lack of personal jurisdiction was denied in September 2008. The decision was affirmed by the Court of Appeals following an appeal by YPF. The Court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party claims. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed by Tierra and Maxus Energy Corp. in February 2009. See “—Argentina—New Jersey Claims.”

In June 2007, EPA released a draft Focused Feasibility Study (“FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These range from no action (which would result in comparatively little cost) to extensive dredging and capping (which according to the draft FFS, EPA estimated could cost from U.S.$0.9 billion to U.S.$2.3 billion), and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the draft FFS to EPA, as did a number of other interested parties. A revised remedy proposal is expected to be issued during 2010. Tierra plans to respond to any further EPA proposal as may be appropriate at that time.

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”), as one of the Federal Natural Resources Trustees (“Trustees”), sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enter into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has declined the NOAA’s request, citing concerns with matters such as the FFS. In January 2008, the NOAA sent a letter to us, YPF Holdings, CLH Holdings Inc. and other entities designating each as a potentially responsible party (“PRP”), all of which have denied being a PRP. In November 2008, Occidental and Tierra entered into an agreement with the Trustees to fund a portion of the Trustees’ past costs and conduct certain assessment activities during 2009. A group of approximately 20 other parties has also entered into a similar agreement with the Trustees.

In June 2008, the EPA, Occidental, and Tierra entered into an Administrative Order on Consent (“AOC”), pursuant to which Tierra (on behalf of Occidental) will undertake the removal of sediment from a portion of the Passaic River in the vicinity of Chemicals’ former Newark, New Jersey facility described above. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two phases. The field work on the first phase, which will encompass the removal of 40,000 cubic yards, is scheduled to begin in 2010 and is expected to be completed approximately nine months later. The first phase of clean up is estimated to cost approximately U.S.$44.7 million. The second phase, which will encompass the removal of approximately 160,000 cubic yards of sediment, will be completed on a different schedule. Pursuant to the AOC, the EPA has required the provision of financial assurance in the amount of U.S.$80 million for the performance of the removal work through a trust fund. As of the date of this report, U.S.$22 million has been contributed to the fund; an additional U.S.$10 million must be contributed every six months until a total of U.S.$80 million has been deposited into the fund. The total amount of required financial assurance may be decreased or increased over time if the anticipated cost of completing the removal work contemplated by the AOC changes. During the removal work, certain contaminants not produced by the former Chemicals plant, such as PCBs and mercury, will be removed along with dioxin. YPF Holdings may seek cost recovery from the parties responsible for such contamination; however, at this time it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action. The removal work required pursuant to the AOC will be conducted concurrently with and in addition to the other investigations and remedial actions described above, including those undertaken in connection with the FFS concerning the lower eight miles of the Passaic River, the RIFS addressing the lower 17-mile portion of the Passaic River, and the RIFS relating to contamination in Newark Bay, portions of the Hackensack River, the Arthur Kill and the Kill van Kull.

As of June 30, 2009, YPF Holdings has reserved approximately U.S.$74 million in connection with the foregoing matters related to the Passaic River, the Newark Bay and the surrounding area comprising the estimated costs for studies, estimated costs in connection with the AOC, and certain other matters related to the Passaic River and Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. How these matters are resolved, including the development of new information, the imposition of natural resource damages or the selection of remedial actions differing from the scenarios we have proposed could result in Maxus and Tierra incurring material costs in addition to the amount currently reserved.

Hudson and Essex Counties, New Jersey. Until the 1970s, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (the “Kearny Plant”). Tierra, on behalf of Occidental, is providing financial assurance in the amount of U.S.$20 million for performance of the work associated with the issues described below.

In May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers (the “Respondents”) directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and for the conduct of a study by paying the DEP a total of U.S.$19.5 million. Second, the DEP filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of U.S.$2.3 million dollars allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. The parties have come to an agreement regarding this matter, pursuant to which Tierra will pay U.S.$5 million, and will remediate 3 sites, at an estimated cost of U.S.$2.1 million. In addition, in 2008 the DEP approved the construction of certain interim remedial measures relating to the Kearny Plant; work on those remedial measures has begun.

In November 2005, several environmental groups sent a notice of intent to sue the owner of the property adjacent to the former Kearny Plant and five other parties, including Tierra, under the Resource Conservation and Recovery Act. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, at least for now, not to file suit.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and certain other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. A report of those test results has been submitted to the DEP. The DEP has requested additional sampling, and a work plan to conduct such sampling has been prepared and submitted to the DEP for its approval.

As of June 30, 2009, YPF Holdings has reserved a total of approximately U.S.$29 million in connection with the foregoing chrome-related matters. Soil action levels for chromium in New Jersey have not been finalized, and the DEP continues to review the proposed action levels. The cost of addressing these chrome-related matters could increase significantly depending upon the final soil action levels, the DEP’s response to Tierra’s studies and reports and other developments.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works”). The operations there over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). The Ohio Environmental Protection Agency (“OEPA”) has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with development plans (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved. YPF Holdings has reserved a total of approximately U.S.$4 million as of June 30, 2009 for its estimated share of the cost to perform the remedial investigation and feasibility study, the Remediation Work and other operation and maintenance activities at this site.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority (the “Port”) and other parties, Tierra and Maxus are participating (on behalf of Occidental) in the remediation of property adjoining Chemicals’ former Greens Bayou facility where dichloro-diphenyl-trichloroethane (“DDT”) and certain other chemicals were manufactured. Additionally, in 2007 the parties entered into a settlement with federal and state natural resources trustees in connection with claims for natural resources damages. As of June 30, 2009, YPF Holdings has reserved approximately U.S.$9 million for its estimated share of the remediation and the natural resources damages settlement associated with the Greens Bayou facility. The remediation activities are expected to be finished in 2009.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus’ alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary work in connection with the RIFS in respect of this site commenced in the second half of 2006. YPF Holdings has reserved approximately U.S.$0.3 million as of June 30, 2009 for its estimated share of the costs of the RIFS. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Maxus is responsible for certain liabilities attributable to Occidental, as successor to Chemicals, in respect of the Malone Service Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986.

Chemicals has also been designated as a PRP by the EPA under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. At June 30, 2009, YPF Holdings had reserved approximately U.S.$3 million in connection with its estimated share of costs related to the Milwaukee Solvay Coke & Gas Site, the Malone Service Company Superfund Site, and the other sites mentioned in this paragraph.

“Agent Orange” and VCM Litigation. In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus’ petition to the Texas Supreme Court for review was denied. This decision will require Maxus to accept responsibility for various matters for which it has refused to indemnify Occidental since 1998, which could result in the incurrence of costs in addition to YPF Holdings’ current reserves for this matter. This decision will also require Maxus to reimburse Occidental for past costs on these matters. In March 2009, Maxus paid U.S.$14.9 million in respect of court costs, interests through the end of 2007 and estimates of future costs for which Maxus could become liable under the declaratory judgment. As of June 30, 2009, YPF Holdings had reserved approximately U.S.$4 million in respect of this matter.

Turtle Bayou Litigation. In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs for the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. Judgment was entered in this action, and Maxus filed a motion for reconsideration which was partially successful. As a result, the court’s decision requires Maxus to pay, on behalf of Occidental, approximately 16% of those costs incurred by one of the plaintiffs. Maxus has appealed. As of June 30, 2009, YPF Holdings has reserved approximately U.S.$4 million in respect of this matter.

YPF Holdings, including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on the Company’s financial condition. YPF Holdings has established reserves for legal contingencies and environmental issues in those situations where a loss is probable and can be reasonably estimated.

ITEM 4.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying notes are an integral part of these condensed financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008

(Amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos – Note 1)

(The condensed consolidated statements of income for the six-month periods ended June 30, 2009 and June 30, 2008, are unaudited)

	2009	2008
Net sales (Note 3.h)	15,767	16,443
Cost of sales (Note 9.b)	(10,732)	(10,901)

Gross profit	5,035	5,542
Selling expenses (Note 9.c)	(1,196)	(1,102)
Administrative expenses (Note 9.c)	(529)	(429)
Exploration expenses (Note 9.c)	(322)	(218)

Operating income	2,988	3,793
(Loss) income on long-term investments	(4)	67
Other income (expense), net (Note 3.i)	3	(241)
Financial (expense) income, net and holding (losses) gains:
Gains (losses) on assets
Interests	43	75
Exchange differences	253	(18)
Holding (losses) gains on inventories	(256)	123
(Losses) gains on liabilities
Interests	(416)	(189)
Exchange differences	(665)	279
Net income before income tax	1,946	3,889
Income tax	(899)	(1,635)

Net income	1,047	2,254

Earnings per share (Note 1)	2.66	5.73

The accompanying notes are an integral part of these condensed financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

(Amounts expressed in millions of Argentine pesos – Note 1)

(The condensed consolidated balance sheet as of June 30, 2009, is unaudited)

	2009	2008
Current Assets
Cash	562	391
Investments (Note 3.a)	1,181	825
Trade receivables (Note 3.b)	2,857	2,702
Other receivables (Note 3.c)	2,053	1,861
Inventories (Note 3.d)	2,963	3,449

Total current assets	9,616	9,228

Noncurrent Assets
Trade receivables (Note 3.b)	22	24
Other receivables (Note 3.c)	903	945
Investments (Note 3.a)	790	848
Fixed assets (Note 3.e)	27,650	28,028
Intangible assets	12	6

Total noncurrent assets	29,377	29,851

Total assets	38,993	39,079

Current Liabilities
Accounts payable (Note 3.f)	6,182	6,763
Loans (Note 3.g)	4,161	3,219
Salaries and social security	250	284
Taxes payable	1,172	1,132
Reserves	465	588

Total current liabilities	12,230	11,986

Noncurrent Liabilities
Accounts payable (Note 3.f)	3,739	3,473
Loans (Note 3.g)	2,339	1,260
Salaries and social security	125	116
Taxes payable	137	31
Reserves	1,555	1,857

Total noncurrent liabilities	7,895	6,737

Total liabilities	20,125	18,723
Shareholders’ Equity (per corresponding statements)
Total liabilities and shareholders’ equity	18,868	20,356

	38,993	39,079

The accompanying notes are an integral part of these condensed financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008

(Amounts expressed in millions of Argentine pesos – Note 1)

(The condensed consolidated statements of cash flows for the six-month periods ended June 30, 2009 and June 30, 2008, are unaudited)

	2009	2008
Cash Flows from Operating Activities
Net income	1,047	2,254
Adjustments to reconcile net income to net cash flows provided by operating activities:
Loss (income) on long-term investments	4	(67)
Dividends from long-term investments	18	37
Depreciation of fixed assets	2,422	2,046
Consumption of materials and fixed assets retired, net of allowances	315	186
Increase in allowances for fixed assets	—	2
Income tax	899	1,635
Income tax payments	(435)	(1,196)
Increase in reserves	273	557
Changes in assets and liabilities:
Trade receivables	18	61
Other receivables	(160)	2,263
Inventories	486	(281)
Accounts payable	(836)	499
Salaries and social security	(28)	(32)
Taxes payable	(245)	(269)
Net advances from crude oil purchasers	—	(10)
Decrease in reserves	(698)	(422)
Interests, exchange differences and others	425	(204)

Net cash flows provided by operating activities	3,505 (1)	7,059 (1)

Cash Flows used in Investing Activities
Acquisitions of fixed assets	(2,205)	(2,816)
Investments (non cash and equivalents)	38	1

Net cash flows used in investing activities	(2,167)	(2,815)

Cash Flows used in Financing Activities
Payment of loans	(7,161)	(697)
Proceeds from loans	8,828	3,018
Dividends paid	(2,478)	(6,789)

Net cash flows used in financing activities	(811)	(4,468)

Increase (decrease) in Cash and Equivalents	527	(224)

Cash and equivalents at the beginning of year	1,215	847
Cash and equivalents at the end of period	1,742	623

Increase (decrease) in Cash and Equivalents	527	(224)

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (171) and (25) corresponding to interest payments for the six-month periods ended June 30, 2009 and 2008, respectively.

The accompanying notes are an integral part of these condensed financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008

(Amounts expressed in millions of Argentine pesos, except for per share amount in pesos – Note 1)

(The condensed consolidated statements of change in shareholders’ equity for the six-month periods ended June 30, 2009 and June 30, 2008, are unaudited)

2009
Shareholders’ Contributions
	Subscribed Capital	Adjustment to Contributions	Issuance Premiums	Total
Balances at the beginning of year	3,933	7,281	640	11,854
As decided by the Board of Directors’ meeting of February 6, 2008:
- Cash Dividend (10.76 per share)
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 24, 2008:
- Cash Dividends (6.5 per share)	—	—	—	—
As decided by the Ordinary Shareholders’ meeting of April 28, 2009:
- Reversal of Reserve for Future Dividends	—	—	—	—
- Appropriation to Legal Reserve	—	—	—	—
- Appropriation to Reserve for Future Dividends	—	—	—	—
As decided by the Board of Directors’ meeting of May 5, 2009:
- Cash Dividends (6,3 per share)	—	—	—	—
Net decrease in deferred earnings (Note 2.i)	—	—	—	—
Net income	—	—	—	—

Balances at the end of period	3,933	7,281	640	11,854

	2009					2008
	Legal Reserve	Deferred Earnings	Reserve for Future Dividends	Unappropriated Retained Earnings	Total Shareholders’ Equity	Total Shareholders’ Equity
Balances at the beginning of year	2,224	(192)	1,505	4,965	20,356	26,060
As decided by the Board of Directors’ meeting of February 6, 2008:
- Cash Dividends (10.76 per share)	—	—	—	—	—	(4,232)
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 24, 2008:
- Cash Dividends (6.5 per share)	—	—	—	—	—	(2,557)
As decided by the Ordinary Shareholders’ meeting of April 28, 2009:
- Reversal of Reserve for Future Dividends	—	—	(1,505)	1,505	—	—
- Appropriation to Legal Reserve	19	—	—	(19)	—	—
- Appropriation to Reserve for Future Dividends	—	—	5,901	(5,901)	—	—
As decided by the Board of Directors’ meeting of May 5, 2009:
- Cash Dividends (6.3 per share)	—	—	(2,478)	—	(2,478)	—
Net decrease in deferred earnings (Note 2.i)	—	(57)	—	—	(57)	(14)
Net income	—	—	—	1,047	1,047	2,254

Balances at the end of period	2,243	(249)	3,423	1,597	18,868	21,511

The accompanying notes are an integral part of these condensed financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2009 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1)

(The condensed consolidated financial statements as of June 30, 2009 and June 30, 2008, are unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of YPF Sociedad Anónima (“YPF”) and its controlled and jointly controlled companies (the “Company”) have been prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina (“Argentine GAAP”), and taking into consideration the regulations of the National Securities Commission (“CNV”).

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of this filing, individual financial statements have been omitted since they are not required for the United States Securities and Exchange Commission (“SEC”) reporting purposes.

Certain disclosures required by Argentine GAAP have been omitted for purposes of these condensed consolidated financial statements, since they are not required for SEC interim - period reporting purposes.

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”)”. This resolution mandates that Argentine publicly-traded entities under the regulation of the CNV are required to adopt IFRS for fiscal periods beginning on or after January 1, 2011. As of the issuance date of these condensed consolidated financial statements, this resolution has not been endorsed by the CNV and the Company is assessing the impact of the adoption of IFRS.

The accompanying condensed consolidated financial statements are unaudited, but reflect all the adjustments which, in the opinion of Management, are necessary to present the condensed consolidated financial statements on a consistent basis with the audited annual financial statements. Certain notes and other information have been condensed or omitted from these condensed consolidated financial statements; therefore, they should be read in conjunction with the Company’s 2008 Annual Report on Form 20-F filed with the SEC.

Comparative information as of December 31, 2008, derives from YPF’s audited financial statements included in the mentioned Annual Report on Form 20-F.

Presentation of financial statements in constant Argentine pesos

The condensed consolidated financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the FACPCE and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Basis of consolidation

Following the methodology established by Technical Resolution No. 21 of the FACPCE, the Company has consolidated its balance sheets and the related statements of income and cash flows as follows:

•

Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost and expenses, which are aggregated to the Company’s balances after the eliminations of intercompany profits, transactions, balances and other consolidation adjustments and minority interest if applicable.

•

Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the Company’s proportionate share in their assets, liabilities, net revenues, cost and expenses, considering intercompany profits, transactions, balances and other consolidation adjustments. The effect of this proportional consolidation for the six-month period ended June 30, 2009 and comparative information is disclosed in Note 6.b.

Foreign subsidiaries are defined as integrated companies when they carry out their operations as an extension of the parent company’s operations or as non-integrated companies when they collect cash and other monetary items, incur expenses, generate income and are financed principally through their own resources. Assets and liabilities of non-integrated foreign subsidiaries are translated into Argentine pesos at the exchange rate prevailing as of the end of each year. Income statements are translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are included as a component of shareholder’s equity in the account “Deferred Earnings”, which are maintained until the sale or complete or partial reimbursement of capital of the related investment occurs. Assets, liabilities and income statements of integrated foreign subsidiaries are translated at the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are credited (charged) to the income statement in the account “Gains on assets - Exchange differences”.

The condensed consolidated financial statements are based upon the latest available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company, which could have produced changes on the latter shareholders’ equity.

The valuation methods employed by the controlled and jointly controlled companies are consistent with those followed by YPF. If necessary, adjustments have been made to conform to the accounting principles used by these companies to those of YPF. The principal adjustments relate to the application of general accepted accounting principles in Argentina to foreign related companies’ financial statements.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Revenues and costs related to construction activities, performed by a domestic subsidiary of YPF, are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current year. Anticipated losses on contracts in progress are expensed as soon as they become evident.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production, have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses.

The accompanying notes are an integral part of these condensed financial statements.

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concessions and exploration permits under Law No. 17,319, which has been amended by Law No. 26,197. Pursuant to these laws, the hydrocarbon reservoirs located in Argentine onshore territories and offshore continental shelf belong to provincial or national governments, depending on the location. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term (Note 5.c).

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each period or year, for investments with the same remaining maturity, approximates its carrying value. As of June 30, 2009 and December 31, 2008, the fair value of loans payable estimated based on market prices or current interest rates at the end of the period or year amounted to 6,462 and 4,399, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, trade receivables and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions, both in Argentina and abroad, with strong credit rating and providing credit to foreign related parties. In the normal course of business, the Company provides credit, based on ongoing credit evaluations, to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is limited, as a result of the Company’s large customer base.

As of June 30, 2009, YPF does not hold derivative financial instruments.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimates made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the six-month periods ended as of June 30, 2009 and 2008.

2. VALUATION CRITERIA

The principal valuation criteria used in the preparation of the condensed consolidated financial statements are as follows:

a) Cash, current investments, trade and other receivables and payables:

•

Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each period or year, if applicable. Investments with price quotation have been valued at fair value as of the end of each period or year.

•

Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each period or year, including accrued interest, if applicable. Investments with price quotation have been valued at fair value at the relevant exchange rate in effect as of the end of each period or year. Exchange differences have been credited (charged) to current income.

When generally accepted accounting principles require the valuation of receivable or payables at their discounted value, that value does not differ significantly from their face value.

The accompanying notes are an integral part of these condensed financial statements.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

b) Inventories:

•	Refined products, products in process, crude oil and natural gas have been valued at last production or replacement cost, as applicable, as of the end of each period or year.

•	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each period or year.

Valuation of inventories does not exceed their estimated realizable value.

c) Noncurrent investments:

These include the Company’s investments in companies under significant influence and holdings in other companies. These investments have been valued using the equity method, except for holdings in other companies, where no significant influence is exercised, which have been valued at its acquisition cost remeasured as detailed in Note 1.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd., and Oleoducto Trasandino (Chile) S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since the Company exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, certain events of debt default and the de-dollarization and freezing of utility rates.

Holdings in preferred shares have been valued as defined in the respective bylaws.

If necessary, adjustments have been made to conform to the accounting principles used by companies under significant influence to those of YPF.

The investments in companies under significant influence have been valued based upon the latest available financial statements of these companies as of the end of each period or year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Company and the related company which have produced changes on the latter shareholders’ equity.

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that YPF receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

d) Fixed assets:

Fixed assets have been valued at acquisition cost remeasured as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Note 9.a. For those assets whose construction requires an extended period of time, financial costs corresponding to third parties’ financing have been capitalized during the assets’ construction period.

The accompanying notes are an integral part of these condensed financial statements.

Oil and gas producing activities

•

The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells is charged to expense. As of the issuance date of these condensed consolidated financial statements, there are no exploratory wells capitalized for more than one year after the completion of the drilling.

•	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

•

The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

•

The capitalized costs related to acquisitions of properties and extension of concessions with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

•	The capitalized costs related to areas with unproved reserves are periodically reviewed by Management to ensure that the carrying value does not exceed their estimated recoverable value.

•

Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

•

Costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, the current costs incurred in plugging are used for estimating the plugging cost of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations.

Other fixed assets

•	The Company’s other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Fixed assets’ maintenance and repairs have been charged to expense as incurred.

The accompanying notes are an integral part of these condensed financial statements.

Major inspections of refineries, necessary to continue to operate the related assets, are capitalized and depreciated using the straight-line method over the period of operation to next major inspection.

Renewals and betterments that extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment, as defined in Note 4, does not exceed their estimated recoverable value.

e) Salaries and Social Security – Pensions Plans and other Postretirement and Postemployment Benefits:

As of December 31, 2007, YPF Holdings Inc., which has operations in the United States of America had three trustee defined – benefit pension plans and postretirement and postemployment benefits.

In March 2008, YPF Holdings Inc. acquired into certain contracts from Prudential Insurance Company (“Prudential”) to settle the liability associated with two defined – benefit pension plans, paying a premium amount of US$ 115 million. Prudential assumed the liabilities under these pension plans as of March 20, 2008.

The funding policy related to the outstanding pension plan as of June 30, 2009 is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate.

In addition, YPF Holding Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in case employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments during employees’ active service periods. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated.

During the year 2008, YPF Holdings Inc. curtailed postretirement health care benefits to certain retirees. The effect of the curtailment on net income has not been material.

The benefits related to the mentioned plans are valued at net present value and accrued on the years of active service of employees. The net liability for defined-benefits plans and postretirement benefits are disclosed as non-current liabilities in the “Salaries and social security” account and is the amount resulting from the sum of: the present value of the obligation, net of the fair value of the plan assets (if funded) and net of the unrecognized actuarial losses generated since December 31, 2003. The unrecognized actuarial losses and gains are recognized as expense during the expected average remaining service period of the employees participating in the plans and the life expectancy of the retired employees. YPF Holdings Inc. updates the actuarial assumptions at the end of each year.

As of December 31, 2008, the unrecognized actuarial losses amounted to 1.

The accompanying notes are an integral part of these condensed financial statements.

Other postretirement and postemployment benefits are recorded as claims are incurred.

f) Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

In deferred income tax computations, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations. However, generally accepted accounting principles in Argentina allow the option to disclose the mentioned effect in a note to the financial statements. The Company adopted this latter criterion.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

The Company expects that the amount to be determined as income tax for the current year will be higher than tax on minimum presumed income; consequently, the Company has not recorded any charge for this latter tax.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes (see additionally Note 5.c). The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. Notwithstanding, in January 2008, and in absence of agreements between companies about market prices for crude oil buying and selling operations as the result of the issuance of a new crude oil export withholding system, the Secretariat of Energy issued the Directive No.1, providing certain guidelines to calculate the royalties of crude oil.

As of the issuance date of these condensed consolidated financial statements, the Company has considered agreed prices in the market for some qualities of crude oil and has used these agreed prices to estimate royalty expense, in accordance to Law No.17,319 and its amendments.

Royalty expense is accounted for as a production cost.

The accompanying notes are an integral part of these condensed financial statements.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from Tierra del Fuego province, which were previously exempted. Up to March 2008, Resolution No. 534/2006 of the Ministry of Economy and Production (“MEP”) was in force, which, as from July 25, 2006, had raised the natural gas withholding rate from 20% to 45% and had established the natural gas import price from Bolivia as the basis for its determination. Resolution No. 532/2004 (in force until November, 2007) had settled the withholding rate for crude oil between 25% and 45% in function of the West Texas Intermediate (“WTI”) price, and between 5% and 25% for other refined products. On November 16, 2007, the MEP published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. The new regime provides reference prices and floor prices which in conjunction with the WTI determine the export rate for each product. For crude oil, when the WTI exceeds the reference price of US$ 60.9 per barrel, the producer is allowed to collect a floor price of US$ 42 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government. When the WTI is under the reference price but over US$ 45 per barrel, a 45% withholding rate should be applied. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days. Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007. As of June 30, 2009, the crude oil withholding rate determined according to Resolutions No. 394/2007 and No. 127/2008 of MEP, also currently applies to diesel, gasoline products and other refined products. In addition, the procedure above mentioned also applies to fuel oil, petrochemical gasoline, lubricants and liquefied petroleum gas (including propane, butane and blends) and other refined products, considering different reference and floor prices disclosed in the mentioned resolutions.

Natural gas export clients are currently absorbing the payment of export duties established by the Resolution No. 127/2008. Some of them have paid reserving their rights to future claims.

Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

g) Allowances and reserves:

•

Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on the analysis of doubtful accounts and on the estimated recoverable value of these assets.

•

Reserves for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. Reserves for losses are required to be accounted for at the discounted value as of the end of each year or period, however, as their face value does not differ significantly from discounted values, they are recorded at face value.

h) Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on the Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

The accompanying notes are an integral part of these condensed financial statements.

i) Shareholders’ equity accounts:

These accounts have been remeasured in Argentine pesos as detailed in Note 1, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Deferred Earnings” includes the effect of the exchange differences generated by the translation into pesos of investments in non-integrated foreign companies.

j) Statements of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

•	Accounts which accumulate monetary transactions at their face value.

•	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

•	Depreciation of nonmonetary assets, valued at acquisition cost, has been recorded based on the remeasured cost of such assets as detailed in Note 1.

•	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding (losses) gains on inventories” account.

•

Income (loss) on long-term investments in which significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “(Loss) income on long-term investments” account.

The accompanying notes are an integral part of these condensed financial statements.

3. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying condensed consolidated financial statements are as follows:

Balance Sheets as of June 30, 2009 and December 31, 2008

a) Investments:

	2009				2008
	Current		Noncurrent		Current		Noncurrent
Short-term investments	1,181	(1)	141	(3)	825	(1)	179	(3)
Long-term investments	—		787	(2)	—		890	(2)
Allowance for reduction in value of holdings in long-term investments	—		(138	)(2)	—		(221	)(2)

	1,181		790		825		848

(1)	Includes 1,180 and 824 as of June 30, 2009 and December 31, 2008, respectively, with an original maturity of less than three months.
(2)	Includes the interest in Gas Argentino S.A. (“GASA”) which is fully reserved. On May 19, GASA filed a voluntary reorganization petition (“concurso preventivo”), which was opened on June 8, 2009.
(3)	Corresponds to restricted cash as of June 30, 2009, and December 31, 2008, which represents bank deposits used to pay labor claims and deposits used as guarantees given to government agencies.

b) Trade receivables:

	2009		2008
	Current	Noncurrent	Current	Noncurrent
Accounts receivable	3,040	22	2,813	24
Related parties	257	—	306	—

	3,297	22	3,119	24
Allowance for doubtful trade receivables	(440)	—	(417)	—

	2,857	22	2,702	24

c) Other receivables:

	2009		2008
	Current	Noncurrent	Current	Noncurrent
Deferred income tax	—	481	—	554
Tax credits and export rebates	799	15	749	19
Trade	157	—	217	—
Prepaid expenses	250	72	154	80
Concessions charges	17	44	17	50
Related parties	216	119	178	109
Loans to clients	32	71	29	79
Advances to suppliers	136	—	160	—
Collateral deposits	99	23	91	18
Advances and loans to employees	57	—	69	—
From joint ventures and other agreements	87	—	101	—
Miscellaneous	315	95	230	84

	2,165	920	1,995	993
Allowance for other doubtful accounts	(112)	—	(134)	—
Allowance for valuation of other receivables to their estimated realizable value	—	(17)	—	(48)

	2,053	903	1,861	945

The accompanying notes are an integral part of these condensed financial statements.

d) Inventories:

	2009	2008
Refined products	1,813	1,941
Crude oil and natural gas	788	1,110
Products in process	52	69
Raw materials, packaging materials and others	310	329

	2,963	3,449

e) Fixed assets:

	2009	2008
Net book value of fixed assets (Note 9.a)	27,695	28,073
Allowance for unproductive exploratory drilling	(3)	(3)
Allowance for obsolescence of materials and equipment	(42)	(42)

	27,650	28,028

f) Accounts payable:

	2009		2008
	Current	Noncurrent	Current	Noncurrent
Trade	4,351	18	4,841	45
Hydrocarbon wells abandonment obligations	574	3,359	547	3,130
Related parties	223	—	166	—
Extension of the Concessions - Province of Neuquén (Note 5.c.ii and iii)	368	61	483	—
From joint ventures and other agreements	395	—	334	—
Environmental liabilities (Note 5.b)	129	251	172	257
Miscellaneous	142	50	220	41

	6,182	3,739	6,763	3,473

g) Loans:

	Interest rates (1)	Principal maturity	2009		2008
			Current	Noncurrent	Current	Noncurrent
Negotiable Obligations - YPF (2)	10.00%	2028	4	247	364	224
Related parties	3.17 - 18.75%	2009 - 2011	856	949	94	1,036
Other bank debts (3)	3.04 - 23.50%	2009 - 2011	3,301	1,143	2,761	—

			4,161	2,339	3,219	1,260

(1)	Annual fixed interest rates as of June 30, 2009, except for the related parties’ loans for 949 that accrue an annual variable interest of LIBO plus 2%.
(2)	Disclosed net of 133 and 548, corresponding to YPF negotiable obligations repurchased through open market transactions as of June 30, 2009 and December 31, 2008, respectively.
(3)	Include 1,143 guaranteed by Repsol YPF.

The accompanying notes are an integral part of these condensed financial statements.

In connection with the issued Negotiable Obligations, YPF has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF’s total outstanding debt is subject to cross-default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million.

The Shareholders’ Meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. The proceeds of this offering shall be used exclusively to invest in fixed assets and working capital in Argentina. On September 28, 2009, the Company issued negotiable obligations under this program in an amount of 205, which will accrue interest at a variable rate, and with maturity date in March, 2011.

Statements of Income as of June 30, 2009 and 2008

h) Net sales:

	Income (Expense)
	2009	2008
Sales	17,132	18,582
Turnover tax	(391)	(332)
Hydrocarbon export withholdings	(974)	(1,807)

	15,767	16,443

i) Other income (expense), net:

	2009	2008
Reserve for pending lawsuits and other claims	(17)	—
Environmental remediation – YPF Holdings Inc.	(40)	(256)
Miscellaneous	60	15

	3	(241)

4. CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as, crude oil inter segment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport, purchase and marketing of crude oil and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administration costs and construction activities.

Operating income (loss) and assets for each segment have been determined after inter segment adjustments.

The accompanying notes are an integral part of these condensed financial statements.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total
Six-month period ended June 30, 2009
Net sales to unrelated parties	2,443	11,751	738	207	—	15,139
Net sales to related parties	317	311	—	—	—	628
Net inter segment sales	6,950	488	423	112	(7,973)	—

Net sales	9,710	12,550	1,161	319	(7,973)	15,767

Operating income (loss)	2,633	555	167	(449)	82	2,988
Income (loss) on long-term investments	(21)	17	—	—	—	(4)
Depreciation	2,054	257	60	51	—	2,422
Acquisitions of fixed assets	1,791	370	57	89	—	2,307
Assets	22,259	9,410	1,950	6,044	(670)	38,993
Six-month period ended June 30, 2008
Net sales to unrelated parties	2,198	11,279	1,349	121	—	14,947
Net sales to related parties	523	973	—	—	—	1,496
Net inter segment sales	5,715	571	542	203	(7,031)	—

Net sales	8,436	12,823	1,891	324	(7,031)	16,443

Operating income (loss)	2,010	1,525	658	(328)	(72)	3,793
Income on long-term investments	57	10	—	—	—	67
Depreciation	1,758	209	54	25	—	2,046
Acquisitions of fixed assets	2,629	327	64	147	—	3,167
Year ended December 31, 2008
Assets	21,755	10,286	2,295	5,224	(481)	39,079

Export sales, net of withholdings taxes, for the six-month periods ended June 30, 2009 and 2008 were 2,489 and 4,155, respectively. Export sales were mainly to the United States of America, Brazil and Chile.

5. COMMITMENTS AND CONTINGENCIES

a) Pending lawsuits and contingencies:

As of June 30, 2009, the Company has reserved 2,020 in connection with the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies reserved are described in the following paragraphs.

•

Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has reserved an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

•

Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/1999 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109 based on the interpretation that YPF had purportedly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

The accompanying notes are an integral part of these condensed financial statements.

Additionally, Resolution No. 189/1999 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

The request of invalidity by defects in the imputation procedure mentioned above was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court’s (“CSJN”) rejection of the complaint made by YPF due to the extraordinary appeal denial.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted proceedings for its resolution by the Appeal Court. However, in March 2006, YPF was notified that the proceedings were opened for the production of evidence. During August and September 2007, testimonial hearings were held for YPF’s witnesses. On August 12, 2008, the Appeal Court in Criminal Economic Matters rejected the statute of limitation argument opposed by YPF. Such decision was appealed by YPF. Upon the confirmation of the Antitrust Board’s decision given by the Chamber B, YPF has appealed that judgment by cassation and extraordinary appeals, because the Antitrust Board applied Law No. 22,262 and Chamber B applied Law No. 25,156. The latter rejected both appeals (cassation and extraordinary), consequently YPF presented complaints appeals against the cassation appeal, denied on December 18, 2008, and against the Extraordinary Appeal, denied on February 17, 2009. Both of them are under evaluation. Despite the arguments expressed by YPF, the mentioned circumstances make evident that, preliminarily, the Antitrust Board denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/1999.

•

Tax claims: On January 31, 2003, the Company received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the sales corresponding to forward oil sale agreements entered into by the Company, should have been subject to an income tax withholding. The Company has conditionally paid the amounts corresponding to periods that followed those included in the claim by the AFIP (2002 and subsequent periods), to avoid interest or fine charges and filed reimbursement summary proceedings. On March 14, 2008, the AFIP notified the Company the rejection of the reimbursement previously mentioned. The Company appealed that decision before the National Tax Court, and has enrolled in a tax amnesty, as described below, which included the amount claimed for the periods before 2002.

In order to reduce interest charges YPF would suffer if final resolution of certain claims from the AFIP, including the mentioned in the last paragraph were unfavorable, during the six month period ended June 30, 2009, the Company enrolled in the tax amnesty provided in Law No. 26,476, having charged the effects to the income statement of the period above mentioned. This regime waives fines, significantly reduces interests and allows the payment in 120 installments at an annual fixed interest rate of 9%.

In addition, the Company has received several claims from the AFIP and from provincial and municipal fiscal authorities, which are not individually significant.

The accompanying notes are an integral part of these condensed financial statements.

•

Liabilities and contingencies assumed by the Argentine Government: The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

•	Natural gas market:

Export sales: Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of “useful” curtailment of natural gas exports and their associated transportation service. Such Program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas export through the Permanent Additional Injections mechanism created by this resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the Proposed Agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Restrictions”).

As a result of the Restrictions, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken long-term firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by the Company, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect (the “Claims”).

Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”) have rejected the force majeure argument invoked by the Company and have invoiced the penalty stipulated under the “deliver or pay” clause of the contract for cutbacks accumulated as of September, 2007, for a total amount of US$ 93 million. These invoices have been rejected by the Company, assuming no responsibility. Furthermore, the above-mentioned companies have notified the formal start-up period of negotiations previous to any arbitration proceedings. Although such period is overdue, the Company has not been notified of the initiation of the arbitration proceedings.

The accompanying notes are an integral part of these condensed financial statements.

Additionally, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008. On July 16, 2008, AESU also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. Both parties have suspended the fulfillment of their obligations under the contract. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. The Company has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, AESU notified YPF the termination of the contract. Subsequently, AESU initiated an arbitration process in which it claims, among other matters that the Company considers inappropriate, the payment of the deliver or pay penalties above mentioned. YPF has also started an arbitration process against AESU claiming, among other matters, the declaration that the termination of the contract by AESU was unilateral and illegal under its responsibility. Both arbitral complaints had been answered by the parties by requesting their rejection.

In addition, YPF has been notified of an arbitration complaint from Innergy Soluciones Energéticas (“Innergy”). Damages claimed by Innergy amounted to US$ 88 million plus interests, according to the invoice presented in the Innergy’s appellate brief, on September 17, 2007. This amount increases as Innergy invoices “delivery or pay” amounts to us on a monthly basis, beginning in September 2007, for partially missed deliveries. In addition to our claim of force majeure, we have counterclaimed against Innergy for contract termination based upon the “statutory hardship” exemption set forth in Article 1,198 of the Argentine Civil Code, in light of recent substantial increases in Argentine export duties on natural gas that make our cost of delivering natural gas to Innergy significantly higher than the price to be paid to us by Innergy for such deliveries. On June 18, 2009, YPF and Innergy entered into a settlement agreement by which YPF compensated Innergy for an amount significantly lower than the amount originally claimed. Additionally, without acknowledging any facts or rights, both parties agreed: i) to terminate and resign to all actions, rights or claims that constituted the object of the arbitral complaint and its total termination; ii) to resign to any other claim connected with the arbitral complaint or the natural gas supply contract; iii) to increase the price and to modify the terms and conditions of natural gas sales; and iv) to include a settlement payment as above mentioned.

Additionally, there are certain claims from natural gas transportation suppliers, in relation with contracts associated with exports of such hydrocarbon. In that order, one of the parties commenced mediation proceedings in order to determine the merits of such claims. Having completed the mentioned mediation proceeding without reaching an agreement, as of the date of the issuance of these financial statements, the Company has not been notified of any proceeding related to these claims.

Domestic sales: Central Puerto S.A. had claimed YPF for cutbacks in natural gas supply to its combined-cycle plant located in Buenos Aires City. The Company denied such breach based on the view that, pending the restructuring of such contracts, it was not obliged to confirm nominations of natural gas to this client during certain periods of the year. On June 6, 2007, Central Puerto S.A. notified its decision to submit the controversy to arbitration under the rules of the International Chamber of Commerce (“ICC”). Central Puerto S.A. nominated its arbiter and notified YPF the initiation of an arbitration proceeding in that Chamber. On June 21, 2007, YPF had nominated its arbiter and notified its decision to submit the controversy related to certain amounts claimed to Central Puerto S.A., also related to the natural gas supply to its combined-cycle located in Buenos Aires City to an arbitration proceeding.

On June 26, 2009, YPF and Central Puerto entered into a settlement agreement by which YPF compensates Central Puerto and – without acknowledging any facts or rights – both parties resolved the claims arisen in the arbitration proceeding and agreed to terminate the contracts with Central Nuevo Puerto, Central Puerto Nuevo, and the natural gas supply contract to its combined-cycle plant located in Buenos Aires City, resigning the parties to any actions, rights or claims under the arbitration.

The accompanying notes are an integral part of these condensed financial statements.

In addition, there are other claims in which YPF is party, which are not individually significant.

As of June 30, 2009, the Company has reserved costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

•	La Plata and Quilmes environmental claims:

La Plata: In relation with the operation of the refinery that the Company has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata Refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, the Company submitted a presentation before the Environmental Ministry of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata Refinery.

Quilmes: The Company has been notified of 30 judicial claims filed by neighbors living near the riverside in Quilmes, province of Buenos Aires, as a consequence of a leak related to the pipeline La Plata-Dock Sud. One of the claims has been filed by a group of people that allegedly in this area and has requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages for hydrocarbons exposure. The alleged damages are connected with the above mentioned fuel leak that occurred in 1988 as third parties broke and stole fuel from this pipeline, which was then repaired by Yacimientos Petroliferos Fiscales. YPF has notified the Argentine Government the existence of this claim, as well as informed that it will receive a citation, due to its obligation to indemnify the Company against any liability according to Law No. 24,145, prior to requesting its citation before the Court upon YPF’s response to the complaint. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The award is still pending. In addition, other 30 judicial claims related to similar matters have been brought against YPF amounting to approximately 5. Additionally, the Company is aware of the existence of other out of court claims which are based on similar allegations. At present, a remediation plan is being performed in the affected area under the supervision of the environmental authority of the province of Buenos Aires.

•

EDF International S.A. (“EDF”) claim: EDF had initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A. and YPF. EDF claimed from YPF the payment of US$ 69 million, which were subsequently increased to US$ 103 million plus interests, without existing real arguments, in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A. EDF claimed an adjustment in the purchase price it paid arguing that under the stock purchase agreement, the price it paid would be reviewed if changes in the exchange rate of Argentine peso occurred prior to December 31, 2001. EDF considered that this had happened. On October 22, 2007, the Arbitral Court issued an arbitral final award in which EDF’s claim and the defendants’ counterclaim were partially accepted. Consequently, the arbitral final award imposed on YPF the payment of US$ 28.9 million plus interests and judicial expenses. The Company and EDF are both currently challenging the arbitral decision. On April 22, 2008, the Federal Appellate Court on Commercial Matters declared that the resource presented by YPF has suspension effects over the arbitral decision. Nevertheless, EDF has sought the enforcement of the arbitral decision before the court of the district of Delaware, United States, which was rejected by the Company. The Court of Appeals of United States overturned such decision and ordered the stay of proceedings until the conclusion of the Argentine annulment proceedings. The mentioned enforcement has been rejected by the First Instance Court. Additionally YPF has been notified that EDF is also seeking the enforcement of the arbitral award before a court in Paris, France.

The accompanying notes are an integral part of these condensed financial statements.

•	Environmental contingencies and other claims of YPF Holdings Inc. – a wholly owned subsidiary of YPF.

Laws and regulations relating to health and environmental quality in the United States of America affect nearly all the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“Tierra”), both controlled by YPF Holdings Inc., could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent law regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements, among other things. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In the following discussion, references to YPF Holdings Inc. include, as appropriate and solely for the purpose of this information, references to Maxus and Tierra.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the selling date, September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

As of June 30, 2009, reserves for the environmental contingencies and other claims totaled approximately 581. YPF Holdings Inc.’s Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such reserves in the future. The most significant contingencies are described in the following paragraphs:

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has reserved approximately 55 as of June 30, 2009, in connection with such activities.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that older and more contaminated sediments located adjacent to the former

The accompanying notes are an integral part of these condensed financial statements.

Newark plant generally are buried under more recent sediments deposits. Maxus, forced to act on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies near the plant site. While some work remains in a pending state, these studies were substantially completed in 2005.

In addition:

•	YPF Holdings Inc. has been conducting similar studies under their own auspices for several years.

•

The EPA and other agencies are addressing the lower Passaic River in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with other entities, participated in an initial remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA. The entities have agreed the allocations of costs associated with the RIFS, based on a number of considerations.

•

In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been hold, however, no agreement has been reached or is assured.

•

In 2004, the EPA and Occidental entered into an administrative order on consent (the “AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark bay. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has notified other companies in relation to the contamination of the Newark Bay. Additionally, Tierra, acting on behalf of Occidental, is performing a separate RIFS to characterize sediment contamination and evaluate remediation, if necessary, in certain portions of the Hackensack River, the Arthur Kill River and the Kill van Kull River.

•

In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin – contaminated sediment in the lower six–mile portion of the Passaic River. The development of this plan is estimated by the DEP to cost approximately US$ 2 million. This directive was issued even though this portion of the lower Passaic River is a subject of the PRRP. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified. Additionally, in December 2005, the DEP sued YPF Holdings Inc., Tierra, Maxus and other several companies, besides to Occidental, in connection with the dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. The Court denied motions to dismiss by Occidental Chemical Corporation, Tierra and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in September, 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-

The accompanying notes are an integral part of these condensed financial statements.

party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February, 2009.

•

In June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 0.9 billion to US$ 2.3 billion and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the legal and technical defects of the draft FFS to EPA, as did other interested parties. In light of these comments, EPA decided to initiate his review and informed that a revised remedy proposal will be forthcoming during 2010. Tierra will respond to any further EPA proposal as may be appropriate at the time.

•

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has declined to do so at this time, citing concerns with matters such as the FFS being revised by EPA as described above. In January 2008, the NOAA sent a letter to YPF S.A., YPF Holdings Inc., CLH Holdings Inc. and other entities, designating them as potentially responsible parties (“PRP”). Such letters have been responded, rejecting the designation as PRP. In November 2008, Tierra and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements.

•

In June 2008, the EPA, Occidental, and Tierra entered into an AOC, pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two different phases. The first phase, which is scheduled to begin in 2010, encompasses the removal of 40,000 cubic yards of sediments and is expected to be completed in nine months. The first phase estimated cost is approximately US$ 45 million. The second phase involves the removal of approximately 160,000 cubic yards of sediment. This second phase will start once the first phase is completed. Pursuant to the AOC, the EPA has required the constitution of a trust fund of US$ 80 million for the performance of the removal work. As of the issuance date of these condensed consolidated financial statements, US$ 22 million have been deposited and an additional US$ 10 million must be contributed every six months, until the completion of the US$ 80 million. During the removal action, contaminants not produced by the former Diamond Alkali plant, such as PCBs and mercury, will necessarily be removed along with dioxin. Although having recognized the estimated costs related to all works mentioned above, YPF Holdings Inc. and its subsidiaries may seek cost recovery from the parties responsible for such contamination, provided contaminants’ origins were not from the Diamond Alkali plant. However, as of June 30, 2009, it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action.

As of June 30, 2009, there are approximately 279 reserved comprising the estimated costs for studies, the YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, the estimated costs related to the agreement, and in addition certain other matters related to Passaic River and the Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, the development of new information on the imposition of natural resource damages, or remedial actions differing from the scenarios that YPF Holdings Inc. has evaluated could result in additional costs to the amount currently reserved.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill

The accompanying notes are an integral part of these condensed financial statements.

material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey.

Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites and is providing financial assurance in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement for which Tierra will pay US$ 5 million and will perform remediation works in three sites, with a total cost of approximately US$ 2 million. As a result YPF Holdings Inc. has reserved 27 (which are included in the amount of 109 disclosed in the following paragraphs).

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “Adjacent Property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, at least for now, not to file suit.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. Tierra submitted work plans for additional sampling following a request by the DEP, and is awaiting its comments.

In March 2008, the DEP approved an interim response action work plan for work to be performed at the Kearny Plant by Tierra and the Adjacent Property by Tierra in conjunction with other parties. As a result YPF Holdings Inc. has reserved 29 (which are included in the amount of 109 disclosed in the following paragraphs).

As of June 30, 2009, there are approximately 109 reserved in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the operation until 1976 of one chromite ore processing plant (“Chrome Plant”), from Chemicals, the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts will need to be reserved.

The accompanying notes are an integral part of these condensed financial statements.

Over ten years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these financial statements, the site has not been listed. YPF Holdings Inc. has reserved a total of 13 as of June 30, 2009 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its reserve as may be necessary.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages, which could require future additional contributions. As of June 30, 2009, YPF Holdings Inc. has reserved 35 for its estimated share of future remediation activities associated with the Greens Bayou facility. It is expected that the remediation activities will be finished in 2009.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminarily works in connection with the RIFS of this site commenced in the second half of 2006. YPF Holdings Inc. has reserved 1 as of June 30, 2009 for its estimated share of the costs of the RIFS. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any; it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an AOC, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small. Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of June 30, 2009, YPF Holdings Inc. has reserved 11 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of June 30, 2009, YPF Holdings Inc. has reserved 32 in connection with its estimate of these obligations.

The accompanying notes are an integral part of these condensed financial statements.

Legal Proceedings. In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest. In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million) under protest. Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and Vinyl Chloride Monomer (“VCM”), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.’s current reserves for this matter. In March 2009, Maxus paid US$ 15 million to Occidental, and remains in discussions with Occidental regarding additional costs. As of June 30, 2009 YPF Holdings Inc. has reserved approximately 15 in respect to this matter.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and the court has entered a decision setting Occidental’s liability at 15.96% of those costs incurred by one of the plaintiffs. Occidental’s motion has been filed with the court. That decision was appealed, and the parties are awaiting the court’s decision. As of June 30, 2009, YPF Holdings Inc. has reserved 14 in respect of this matter.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits and environmental situations, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition or its future result of operations. YPF Holdings Inc. reserves legal contingences and environmental situations that are probable and can be reasonably estimated.

•

Pluspetrol Energy S.A. contractual obligations: Pluspetrol Energy S.A. (“Pluspetrol”), a domestic YPF’s investee, and Gas Atacama Generación S.A. (“Gas Atacama”), had reached an agreement through which, in case that Pluspetrol could not fulfill its natural gas delivery obligations, it would indemnify Gas Atacama. This agreement would come into effect once ratified by the Secretariat of Energy. However, in March 10, 2008, the Ministry of Economy and Production issued Resolution No. 127/2008, by which natural gas export withholding rate was increased, significantly changing the commercial terms of the aforementioned agreement. Consequently, Pluspetrol informed Gas Atacama and the Secretariat of Energy its intention to terminate the aforementioned agreement. As a result, the parties have initiated conversations in order to reach a new agreement considering the new regulatory framework.

The accompanying notes are an integral part of these condensed financial statements.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome:

•

Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008 the CSJN decided that such defects had already been corrected. On February 23, 2009, the CSJN ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until third parties become involved.

•	Dock Sud environmental claims:

A group of neighbors of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Authority (Law No. 26,168) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”);

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before the CSJN.

The accompanying notes are an integral part of these condensed financial statements.

•

Other environmental claims in La Plata: On June 6, 2007, YPF was served with a new complaint in which 9 residents of the vicinity of La Plata Refinery request: i) the cease of contamination and other harms they claim are attributable to the refinery; and ii) the clean-up of the adjacent channels, Río Santiago and Río de la Plata (soil, water and acquiferous, including those of the refinery) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages in 52 or an amount to be determined from evidence produced during the proceeding. YPF believes that most damages that are alleged by the plaintiff, might be attributable to events that occurred prior to YPF’s privatization and would, therefore, be covered to that extent by the indemnity granted by the Argentine Government in accordance with the Privatization Law of YPF. The Court has accepted the summon of the Argentine Government in this matter. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine Government must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991. In addition, the claim partially overlaps with the request made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, information and documents in order to answer the claim are being collected, and for the time being, it is not possible to reasonably estimate the outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships.

Additionally, YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channels adjacent to the La Plata Refinery, in Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”, and with the complaint served on June 6, 2007, mentioned in the previous paragraph. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most of these damages that do not overlap with the mentioned lawsuits, might be also attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

•

Hydrocarbon’s concessions - Provincial claims: YPF has been notified of the Resolution No. 433/2008 issued by the Direction of Hydrocarbons, Ministry of Production of the Province of Río Negro, concerning compliance with certain obligations assumed as production concessionaire of the areas Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all of them located in the Province of Río Negro. The resolution provides that YPF, among others, has not complied with certain obligations as production concessionaire and claims for damages to the environment.

Considering the previous paragraph and the dispositions of the Law No. 17,319 (Law of Hydrocarbons), YPF was requested to submit its discharge at risk of termination of the mentioned concessions. However, the mentioned Law grants the concessionaire and/or licensee the right, prior to termination of the concession, to cure a contractual breach within a certain period of time after receiving notice thereof. In this order, on May 29, 2008, YPF filed a request for nullification of the Resolution No. 433/2008, since this resolution fail to grant YPF the mentioned right. Additionally, on June 13, 2008, YPF submitted a response, denying the mentioned charges. On November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF requested the production of certain evidence and the appointment of a technical expert. As of the issuance date of these financial statements, YPF has argued certain aspects related with the production of evidence. On May 12, 2009, YPF was notified on the issuance of Resolution No. 31/2009, ordering a time extension in the evidence production period.

The accompanying notes are an integral part of these condensed financial statements.

•	Claims related to the Gas Market and others:

Arbitration process initiated by Transportadora de Gas del Mercosur S.A. (“TGM”): YPF was notified of an arbitration process brought by TGM against YPF before the ICC, claiming unpaid and outstanding invoices in an approximate amount of US$ 10 million plus interest, in connection with the transportation fee established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF and AESU previously mentioned. On April 8, 2009, YPF requested the rejection of this claim and counterclaimed asking for the termination of the natural gas transportation contract, based on the termination promoted by AESU and Companhía de Gás do Estado do Río Grande do Sul (“Sulgás”) of the natural gas export contract. On July 10, 2009, TGM updated the amount to US$ 17 million and claimed for lost profits an amount of US$ 366 million, which the Company believes YPF would not be responsible. Additionally, YPF registered a request for arbitration at the CCI against TGM, AESU and Sulgas, seeking an award declaring the termination of the gas transportation contract with TGM as a result of the termination of the natural gas export contract by AESU and Sulgas.

Administrative presentation against Transportadora de Gas del Norte S.A. (“TGN”): On April 8, 2009, YPF filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN to transport natural gas associated with the natural gas export contract entered with AESU and other parties. The termination of the contract with TGN is based on: (a) the impossibility of YPF to use and of TGN to render the natural gas transportation service due to the conjunction of (i) the termination of the natural gas contract with Sulgas/AESU and (ii) the legal impossibility of assigning the transportation contract to other parties under current regulatory framework, (b) the legal impossibility of TGN to render the transportation service on a firm basis as a consequence of certain changes in the regulatory framework since 2004, and (c) the Hardship Provision (teoría de la imprevisión) as defined under Argentine law, upon the existence of extraordinary events which caused an excessive burden.

National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Law, from a group of almost thirty natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the Law took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Art. 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Appeal Court as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitation.

In addition, the Company is subject to other claims before the Antitrust Board which are related to an alleged price discrimination in the sale of fuels. In the opinion of the Company’s Management and the external counsels have considered them to be possible contingencies.

The accompanying notes are an integral part of these condensed financial statements.

Users and Consumers’ Association claim: The “Users and Consumers’ Association” (Unión de Usuarios y Consumidores) claimed originally to Repsol YPF (then extending its claim to YPF) the reimbursement of overprices allegedly charged to bottled LPG consumers between 1993 and 2001. The claim is for an unspecified sum, amounting to 91 in the period 1993 to 1997 (this sum, brought up-to-date, would be 293), together with an undetermined amount for the period 1997 to 2001. We claimed the application of the statutes of limitations, since the two-year limit had already elapsed. Notwithstanding, on August 6, 2009, the evidence production period commenced.

Other claims related to the natural gas domestic market: Compañía Mega has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Mega were affected by the interference of the Argentine Government. Besides, YPF would not have any responsibility based on the events of force majeure, fortuitous case and frustration of the contractual purpose. Despite the Company has material arguments of defense, taking into account the characteristics of the claims, they have been considered as possible contingencies.

Additionally, the Company has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been reserved since Management, based on the evidence available to date, has considered them to be possible contingencies.

Additional Information:

•

Availability of foreign currency deriving from exports: Decree No. 1,589/1989 of the Federal Executive provides that producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17,319 and its supplemental Decrees and producers that may agree so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

During year 2002, several government organizations considered that free availability of foreign currency provided by Decree No. 1,589/1989 was implicitly abolished by Decree No. 1,606/2001, the Company having received certain claims as a consequence of foreign currency deriving from the exports performed during the year 2002. YPF filed an answer to the charges and offered evidence in this regard.

Notwithstanding the above mentioned, there is a confirmed sentence, connected with a proceeding to another hydrocarbon exporter, where the claim was the same and that company and its directors were acquitted of all charges. Additionally, the Office of the General Prosecutor of Argentina has issued an opinion, in a similar claim. According to that opinion, no violations had been committed as the uncertainty associated with the scope of the liability was generated by the existence of different rules. Due to the absence of intention in the behavior, the Office of the General Prosecutor of Argentina has pronounced in favor of filing the claims.

Additionally, the National Administrative Court of Appeals decided on April 30, 2009, in a judicial proceeding initiated by another oil and gas company, that the free disposal regime of up to 70% of the foreign currency proceeds from the exports of crude oil and its derivatives was in force during 2002, based on the fact that the special regime was in effect from the day following the publication of the Decree No. 1,638/2001 (December 12, 2001). Recently, extraordinary appeals filed by the Argentine Government and the Central Bank have been rejected.

Based on the information mentioned in the preceding paragraph, the Company’s Management has revised its assessment about the potential outcome this dispute will have for YPF. Consequently, the Company’s Management considers that the claim and the charges brought against the Company will have a favorable outcome for it.

The accompanying notes are an integral part of these condensed financial statements.

b) Environmental liabilities:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment, as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and necessary remediation and based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior to December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

In addition to environmental reserves recorded in connection with former operations of YPF Holdings Inc. (Note 5.b) as of June 30, 2009, the Company has reserved 3,933 related to hydrocarbon wells abandonment legal obligations and 380 corresponding to environmental remediation, which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on the Company’s existing remediation program. Future legislative changes on individual cost and technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

c) Contractual commitments and regulatory requirements:

•

Contractual commitments: The Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive deliver or transport the product object of the contract. In particular, the Company has renegotiated certain natural gas export contracts, and has agreed certain limited compensations in case of any delivery interruption and/or suspension, for any reason, except for physical force majeure event. The estimated losses for contracts in progress, if any, considering the compensations mentioned above, are charged to the income of the period in which are identified.

The accompanying notes are an integral part of these condensed financial statements.

Natural gas regulatory requirements: In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 5.a), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority. Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription.

•

Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, aviation fuel, coke coal, asphalts, certain petrochemicals and certain lubricants. Resolution No. 715/07 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfillment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02 (crude, fuel oil, diesel, coke coal and gasoline, among others). In addition, Resolution No. 25/06 of the Secretariat of Domestic Commerce, issued within the framework of Law No. 20,680, imposes on each Argentine refining company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

Additionally, Rule 168/04 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

The accompanying notes are an integral part of these condensed financial statements.

•

Other regulatory requirements: In connection with certain natural gas export contracts from the Noroeste basin in Argentina, YPF presented to the Secretariat of Energy the accreditation of the existence of natural gas reserves of that basin in adherence to export permits. In case the Secretariat of Energy considers that the natural gas reserves are insufficient, it could resolve the expiration or partial or total suspension of one or several export permits. The Secretariat of Energy limited preventively the exportable volumes of natural gas in a 20% by Note No. 1,009/2006. All of this is connected with the export authorization given by Resolution No. 167/1997 of the Secretariat of Energy (80% of the maximum exportable quantities still remain).

During 2005, the Secretariat of Energy by means of Resolution No. 785/2005 modified by Resolution No. 266/2008 of the Ministry of Federal Planning, Public Investment and Services, created the National Program of Hydrocarbons and its derivatives Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons and its derivatives warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

•	Agreements of extension of concessions:

(i)	Agreement with the Argentine Government and the Province of Neuquén of the year 2000: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

(ii)	Agreement with the Province of Neuquén of the year 2008: In September, 2008, pursuant to the notice provided to companies holding production concessions by the Province of Neuquén, through Provincial Decree No. 822/2008, YPF entered into a Memorandum of Agreement provided under such Regulation and an Addendum to such agreement (hereinafter, the “Memorandum of Agreement”) to extend the term of eight production concessions identified below. On October 9, 2008, Provincial Act No. 2,615 approved the Memorandum of Agreement, which was enacted by provincial executive decree No. 1,830/2008, and was published in Official Gazette No. 3,109 of the Province of Neuquén.

The Memorandum of Agreement between YPF and the Province of Neuquén establishes the following provisions, among others:

•	Concessions involved: Cerro Bandera, Señal Cerro Bayo, Chihuido de la Sierra Negra, El Portón, Filo Morado, Octógono, Señal Picada – Punta Barda and Puesto Hernández.

•

Extension of concession terms within the Province of Neuquén: production concession terms, which were originally set to expire on November 14, 2017, are extended for a 10-year term up to November 14, 2027.

The accompanying notes are an integral part of these condensed financial statements.

•

Under Provincial Decree No. 822/2008, YPF undertook the following commitments upon the execution of the Memorandum of Agreement: i) to make, on the date specified in the Memorandum of Agreement, initial payments of US$ 109 million, US$ 26 million, and US$ 40 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved in the Memorandum of Agreement. In addition, the parties agreed to make additional adjustments of up to an additional 3% in the event of an extraordinary income arising from lower export duties or from higher realized price from the sale of crude oil and/or natural gas according to a mechanism and reference values established in the Memorandum of Agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of US$ 3,200 million and iv) to make “Corporate Social Responsibility” contributions to the Province of Neuquén in an amount of US$ 20 million, which will be made effective in the years 2008, 2009 and 2010. The purpose of such contributions will be to assist the Province in the development of education, environment, health, culture, science and research and community development areas.

(iii)	Agreements with the Province of Neuquén of the year 2009:

•

Aguada Pichana and San Roque: Pursuant to the notice provided to companies holding production concessions by the Province of Neuquén, through Provincial Decree No. 822/2008, YPF, together with Total Austral S.A., Pan American Energy LLC Sucursal Argentina and Wintershall Energía S.A. entered into a Memorandum of Agreement with the province of Neuquén, to extend until the year 2027 the term of Aguada Pichana and San Roque Concessions (the “Memorandum of Agreement AP and SR”).

The aforementioned companies undertook the following commitments: i) to make a total initial payment of US$ 88 million, paying each company on a pro rata basis based on its working interest in the area (US$ 26 million for YPF); ii) to pay in cash to the province an “Extraordinary Production Royalty” of 3% of the production of the areas involved in the Memorandum of Agreement AP and SR. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of extraordinary income arising from higher realized price from the sale of crude oil and/or natural gas according to a mechanism established in the Memorandum of Agreement AP and SR; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of US$ 883 million, including US$ 133 million corresponding to investment commitments over the remaining exploration area, except in case of total or partial reversal of the area; and iv) to make “Corporate Social Responsibility” contributions to the Province of Neuquén in an amount of US$ 10 million (US$ 3 million based on YPF’s interest). Payments will be made effective in monthly installments, according to the Memorandum Agreement AP and SR.

•

Lindero Atravesado: In May 2009, YPF, jointly with PAE, entered into a memorandum of agreement with the Province of Neuquén to extend until the year 2026 the term of Lindero Atravesado Concession. In June 2009, the memorandum was approved by all parties. The parties also agreed to the following: i) to make a total initial payment of US$ 8 million, paying each company on a pro rata basis based on its working interest in the area (US$ 3 million for YPF); ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income arising from higher realized price from the sale of crude oil and/or natural gas according to a mechanism established in the Memorandum of Agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of US$ 132 million through 2026, including US$ 20 million corresponding to investment commitments over the remaining exploration area, except in case of total or partial reversal of the area; and iv) to make “Corporate Social Responsibility” contributions to the Province of Neuquén in an amount of US$ 1 million (US$ 0.3 million based on YPF’s interest).

The accompanying notes are an integral part of these condensed financial statements.

6. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The condensed consolidated financial statements have been prepared in accordance with Argentine GAAP, which differs in certain respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The differences between Argentine GAAP and U.S. GAAP are reflected in the amounts provided in Notes 7 and 8 and principally relate to the items discussed in the following paragraphs:

a. Functional and reporting currency

Under Argentine GAAP, financial statements are presented in constant Argentine pesos (“reporting currency”), as mentioned in Note 1. Foreign currency transactions are recorded in Argentine pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on monetary items in foreign currency are recognized in the income statement of each period.

Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Management has determined for YPF and certain of its subsidiaries and investees the U.S. dollar as its functional currency in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency translation” (“SFAS No. 52”). Therefore, the Company has remeasured into U.S. dollars its financial statements and the financial statements of the mentioned subsidiaries and investees as of June 30, 2009, June 30, 2008 and December 31, 2008, prepared in accordance with Argentine GAAP by applying the procedures specified in SFAS No. 52. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain YPF’s subsidiaries and investees, Management has determined the Argentine peso as its functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiaries and investees into U.S. dollars are not included in determining net income and are reported in other comprehensive income (“OCI”) as a component of shareholders’ equity.

The amounts obtained from the process referred to above are translated into Argentine pesos following the provisions of SFAS No. 52. Assets and liabilities were translated at the current selling exchange rate of Argentine pesos 3.80 and 3.45 to US$ 1, as of June 30, 2009 and December 31, 2008, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included in OCI as a component of shareholders’ equity.

b. Proportional consolidation

As discussed in Note 1, YPF has proportionally consolidated, net of intercompany transactions, assets, liabilities, net sales, costs and expenses of investees in which joint control is held. Under U.S. GAAP these investees are accounted for by the equity method. The mentioned proportional consolidation generated under Argentine GAAP an increase of 701 and 648, in total assets and total liabilities as of June 30, 2009 and December 31, 2008, respectively, and an increase of 563 and 903 in net sales and 171 and 498 in operating income for the six-month periods ended June 30, 2009 and 2008, respectively.

The accompanying notes are an integral part of these condensed financial statements.

c. Valuation of inventories

As described in Note 2.b, the Company values its inventories of refined products for sale, products in process of refining and separation, crude oil and natural gas at replacement cost provided that does not exceed net realizable value. Under U.S. GAAP, these inventories should be valued at the lower of cost or market, which is defined as replacement cost, provided that it does not exceed net realizable value or is not less than net realizable value reduced by a normal profit margin. As the turnover ratio of inventories is high, there have been no significant differences between inventories valued at replacement cost and at historical cost using first in first out (“FIFO”) method for the periods and year presented.

d. Impairment of long-lived assets

Under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level. With respect to long-lived assets that are held as pending for sale or disposal, the Company’s policy is to record these assets at amounts that did not exceed net realizable value.

Under U.S. GAAP, until December 31, 2008, for proved oil and gas properties, the Company performed the impairment test on an individual field basis. From January 2009, the Company has reassessed its proved oil and gas properties’ grouping for impairment purposes, as a consequence of certain regulatory developments that have been implemented in Argentina during recent periods that have also affected its operation (Note 5.c). As a consequence of this reassessment, from January 1, 2009, oil properties are grouped into a unique cash generating unit and gas properties are grouped by basin, considering logistics restrictions. Impairment charges recorded until December 31, 2008, has not been reversed, therefore, the modification in the long-lived asset grouping has not had any effect in the operation results for the period ended June 30, 2009. Other long-lived assets are aggregated, so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets,” by comparing the net book value of such an asset with the expected undiscounted cash flow. Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When market values are not available, the Company estimates them using the expected future cash flows discounted at a rate commensurated with the risks associated with the recovery of the assets.

There were no impairment charges under U.S. GAAP for the six-month periods ended June 30, 2009 and 2008.

The adjusted basis of fixed assets book values after impairment charges results in lower depreciation under U.S. GAAP of 105 and 74 for the six-month periods ended June 30, 2009 and 2008, respectively.

e. Pension Plans

As displayed in Note 2.e, YPF Holdings Inc. has non-contributory defined-benefit pension plans and postretirement and postemployment benefits.

Under Argentine GAAP, the net liability for defined-benefits plans is the amount resulting from the sum of the present value of the obligations, net of the fair value of the plan assets and net of the unrecognized actuarial losses generated since December 31, 2003. These unrecognized actuarial losses are recorded in the statement of income during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees.

Under U.S. GAAP the Company adopted SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132 (R)” (“SFAS No. 158”). Under provisions of SFAS No. 158 the Company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements reducing the Company’s shareholders’ equity through Accumulated OCI account. Unrecognized actuarial losses and gains are recognized in the statement of income during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees.

The accompanying notes are an integral part of these condensed financial statements.

f. Accounting for asset retirement obligations

SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the discount rate as of the date that the layer was created. Measurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled. The activity with respect to retirement obligations under U.S. GAAP is detailed in Note 8.c.

Argentine GAAP is similar to SFAS No. 143, except for a change in the discount rate which is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate, being the change added or reduced from the related asset.

g. Consolidation of variable interest entities - Interpretation of ARB No. 51

Under Argentine GAAP consolidation is based on having the votes necessary to control corporate decisions (Note 1). FIN No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”), clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The interpretations explain how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. They require existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved.

Until May 2008, YPF had operations with one variable interest entity (“VIE”) which had been created in order to structure YPF’s future deliveries of oil (“FOS transaction”). As of June 30, 2009, no net income and shareholder’s equity reconciliation adjustments are required.

h. Capitalization of financial expenses

Under Argentine GAAP, for those assets that necessarily take a substantial period of time to get ready for its intended use, borrowing costs (including interest and exchange differences) should be capitalized. Accordingly, borrowing costs for those assets whose construction period exceeds one year have been capitalized, provided that such capitalization does not exceed the amount of financial expense recorded in that period or year.

Under U.S. GAAP, only interest expense on qualifying assets must be capitalized, regardless of the asset’s construction period.

The effect on net income and shareholders’ equity as of June 30, 2009 and comparative information is included in “Capitalization of financial expenses” in the reconciliation in Note 7.

i. SFAS No.141(R), “Business Combinations” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS No. 141(R)”) which requires the recognition of assets acquired, liabilities assumed, and any noncontrolling interest in an acquiree at the acquisition date, measured at their fair value as of that date, with limited exceptions. SFAS No. 141(R) changed the accounting treatment for certain specific items and includes a substantial number of new disclosure requirements. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Since the Company has not been involved in any business combinations, the adoption of this standard had no impact to the Company’s result of operations, financial position or cash flows.

The accompanying notes are an integral part of these condensed financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51” (“SFAS No. 160”), which establishes new accounting and reporting standards for noncontrolling interest (minority interest) and for the deconsolidation of a subsidiary. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement had no significant effect in the Company’s results of operations, financial position or cash flows.

j. SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities

In March 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. As the Company has not any Derivative Instrument and Hedging Activities, this statement had no impact to the Company’s results of operations, financial position or cash flows.

k. SFAS No. 165, Subsequent Events

In May 2009, the FASB issued SFAS No. 165, which establishes general standards of accounting for, and requires disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the provisions of SFAS No. 165 as of June 30, 2009. The adoption of SFAS No. 165 did not have a material effect on the condensed consolidated financial statements.

l. SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of SFAS No. 162”

In June 2009, the FASB issued SFAS No. 168 which replaces SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” and establishes the FASB Accounting Standard Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles in the United States. All guidance contained in the Codification carries an equal level of authority. On the effective date of SFAS No. 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has evaluated this new statement, and has determined that it does not anticipate having any impact on Company’s financial position, its results of operations or cash flows.

m. Modernization of Oil and Gas Reporting (Release Nos. 33-8995; 34-59192; FR-78)

On December 31, 2008, the SEC published the final rules and interpretations updating its oil and gas reporting requirements (“SEC Final Rule”). Many of the revisions are updates to definitions in the existing oil and gas rules to make them consistent with the petroleum resource management system, which is a widely accepted standard for the management of petroleum resources that was developed by several industry organizations. Key revisions include changes to the pricing used to estimate reserves, the ability to include non-traditional resources in reserves, the use of new technology for determinating reserves, and permitting disclosure of probable and possible reserves. The SEC will require companies to comply with the amended disclosure requirements for registration statements filed after January 1, 2010, and for annual reports for fiscal years ending on or after December 31, 2009. Early adoption is not permitted. Additionally, on September 15, 2009, the FASB issued an exposure draft (“ED”) of a proposed Accounting Standard Update, Oil and Gas Reserves Estimation Disclosures. The purpose of the ED is to align the current estimation and disclosure requirements with the requirements in the SEC Final Rule. The Company is currently assessing the impact that the adoption will have on the Company’s disclosures, operating results, financial position and cash flows.

The accompanying notes are an integral part of these condensed financial statements.

7. RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a summary of the significant adjustments to net income for each of the six-month periods ended June 30, 2009 and 2008 (unaudited), and to shareholders’ equity as of June 30, 2009 (unaudited) and December 31, 2008, which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the consolidated financial statements. Amounts are expressed in millions of Argentine pesos.

	For the six-month period ended June 30,
	2009	2008
Net income according to Argentine GAAP	1,047	2,254
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1 and 6.a)	276	364
Remeasurement into functional currency and translation into reporting currency (Note 6.a)	(392)	(1,091)
Impairment of long-lived assets (Note 6.d)	105	74
Pension Plans (Note 6.e)	(3)	(107)
Asset Retirement Obligations (Note 6.f)	(51)	(31)
Consolidation of VIEs (Note 6.g)	—	35
Capitalization of financial expenses (Note 6.h)	2	7
Deferred income tax (1)	29	(1)

Net income in accordance with U.S. GAAP	1,013	1,504

	As of
	June 30, 2009	December 31, 2008
Shareholders’ equity according to Argentine GAAP	18,868	20,356
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1 and 6.a)	(3,202)	(3,478)
Remeasurement into functional currency and translation into reporting currency (Note 6.a)	11,293	9,150
Impairment of long-lived assets (Note 6.d)	(565)	(613)
Pension plans (Note 6.e)	—	(1)
Asset Retirement Obligations (Note 6.f)	(140)	(79)
Capitalization of financial expenses (Note 6.h)	218	197
Deferred income tax (1)	(15)	(40)

Shareholders’ equity in accordance with U.S. GAAP	26,457	25,492

(1)	Corresponds to the effect of Deferred Income Tax, if applicable, to U.S. GAAP adjustments.

The accompanying notes are an integral part of these condensed financial statements.

The summarized balance sheets as of June 30, 2009 (unaudited) and December 31, 2008, and statements of income and cash flows for the six-month periods ended on June 30, 2009 and 2008 (unaudited), remeasured into U.S. dollar and translated into Argentine pesos under U.S. GAAP, after giving effect to the adjustments detailed above and the elimination of the proportional consolidation performed under Argentine GAAP, are presented only for the convenience of the readers and would be as follows:

	As of
Summarized consolidated balance sheets	June 30, 2009	December 31, 2008
Current assets	10,710	9,653
Fixed assets	33,877	31,954
Other noncurrent assets	2,100	2,644

Total assets	46,687	44,251

Current liabilities	10,841	10,900
Noncurrent liabilities	9,389	7,859
Shareholders’ equity	26,457	25,492

Total liabilities and shareholders’ equity	46,687	44,251

	For the six-month periods ended June 30,
Summarized consolidated statements of income	2009	2008
Net sales (1)	15,254	15,552
Operating income (Note 8.a)	1,411	2,777

Net income	1,013	1,504

Earnings per share, basic and diluted	2.58	3.82

(1)	Sales are disclosed net of fuel transfer tax, turnover tax and hydrocarbon export withholdings.

	For the six-month periods ended June 30,
Summarized consolidated statements of cash flows	2009	2008
Net cash flow provided by operating activities	3,590	7,110
Net cash flow used in investing activities	(2,153)	(2,785)
Net cash flow used in financing activities	(915)	(4,422)

Decrease in cash and equivalents	522	(97)

Cash and equivalents at the beginning of years	977	610
Exchange differences from cash and equivalents	83	(10)

Cash and equivalents at the end of period (1)	1,582	503

(1)	Cash and equivalents from jointly controlled companies which are proportionally consolidated for Argentine GAAP purposes are not included.

The accompanying notes are an integral part of these condensed financial statements.

8. ADDITIONAL U.S. GAAP DISCLOSURES

a) Consolidated operating income

Under U.S. GAAP, costs charged to income for environmental remediation, holding gains on inventories, impairment of long-lived assets, the elimination of operating results of jointly controlled companies proportionally consolidated, pending lawsuits and other claims costs and other items which are not individually significant, would have been deducted from or added to operating income.

b) Comprehensive income

Net income under U.S. GAAP as determined in Note 7 is approximately the same as comprehensive income as defined by SFAS No. 130, “Reporting Comprehensive Income” (“SFAS 130”) for all periods presented, except for the effect in the six-month periods ended June 30, 2009 and 2008 of the variation of the following items. The items included in Accumulated other comprehensive income as of June 30, 2009 (unaudited) and December 31, 2008, is as follows:

	As of
	June 30,	December 31,
	2009	2008
Effect arising from the translation into reporting currency (1)	20,484	18,046
Pension plans(2)	(81)	(72)

Accumulated other comprehensive income at the end of period/year	20,403	17,974

(1)	Has no tax effect.
(2)	Valuation allowance has been recorded to offset the recognized income tax effect.

c) Assets retirement obligation

Under Argentine regulations, the Company has the obligation to incur costs related to the abandonment of hydrocarbon wells. The Company does not have assets legally restricted for purposes of settling the obligation.

The reconciliation of the beginning and ending aggregate carrying amount of assets retirement obligation as of June 30, 2009 (unaudited) and December 31, 2008, translated into Argentine pesos at the outstanding selling exchange rate at the end of each period or year and under U.S. GAAP, is as follows:

	As of
	June 30,	December 31,
	2009	2008
Aggregate assets retirement obligation, beginning of year	4,382	3,036
Translation effect	220	381
Revision in estimated cash flows	—	652
Obligations incurred	—	138
Accretion expense	196	264
Obligations settled	(128)	(89)

Aggregate assets retirement obligation, end of period/year	4,670	4,382

d) Fair Value Measurements

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which became effective for the Company on January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS 157 does not mandate any new fair-value

The accompanying notes are an integral part of these condensed financial statements.

measurements and is applicable to assets and liabilities that are required to be recorded at fair value under other accounting pronouncements. Implementation of this standard did not have a material effect on the Company’s results of operations or consolidated financial position.

SFAS 157 establishes three levels of the fair-value hierarchy based on the sources of the inputs used in the measurement of the fair value, which are described below:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly.

Level 3: Unobservable inputs.

The initial application of SFAS 157 on January 1, 2008, had no effect on the Company’s existing fair-value measurement practices and is limited to the Company’s investments in mutual funds. The fair value measurements for these assets are based on observable market inputs (level 1) consisting in quotations provided by the mutual funds’ bank sponsor. The fair value of these assets is 907 as of June 30, 2009 and the related gains or losses from periodic measurement at fair value are immaterial to the Company’s financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions (“FSP 157-1”), which became effective for the Company on January 1, 2008. This FSP excludes SFAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements from the provisions of SFAS 157.

Also in February 2008, the FASB issued FSP SFAS 157-2, Effective Date of FASB Statement No. 157, which delayed the Company’s application of SFAS 157 for nonrecurring non financial assets and liabilities until January 1, 2009. Since there was no impairment charges for the six-month period ended June 30, 2009, the adoption of FSP SFAS 157-2 has no impact in the Company’s disclosures.

e) SFAS Interpretation No. 48, “Accounting for uncertainty in income taxes – an interpretation of FASB Statement No. 109” (“FIN 48”)

FIN 48 defines the criteria an individual tax position must meet for any part of the benefit of such position to be recognized in the financial statements. FIN 48 establishes “a more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. FIN 48 also provides guidance, among other things, on the measurement of the income tax benefit associated with uncertain tax positions, de-recognition, classification, interest and penalties and financial statement disclosures.

The Company implemented FIN 48 in January, 2007. As it is defined in this interpretation, the Company has reassessed whether the “more-likely-than-not” recognition threshold has been met before a tax benefit can be recognized and how much of a tax benefits to recognize in the financial statements. The adoption of FIN 48 did not have an impact on YPF’s financial position. There were no unrecognized tax benefits as of the date of adoption and as of June 30, 2009 and December 31, 2008.

Under Argentine tax regime, as of June 30, 2009, fiscal years 2003 through 2008 remain subject to examination by the Federal Administration of Public Revenues (“AFIP”).

9. OTHER CONDENSED CONSOLIDATED FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP. Certain information disclosed in these tables is not required as part of the basic financial statements under U.S. GAAP.

a)	Fixed assets evolution

b)	Cost of sales

c)	Expenses incurred

The accompanying notes are an integral part of these condensed financial statements.

a) Fixed assets evolution

	2009
	Cost
Main account	Amounts at beginning of year	Translation net effect (5)	Increases		Net decreases and transfers		Amounts at end of period
Land and buildings	2,508	—	1		605		3,114
Mineral property, wells and related equipment	57,588	51	105		1,332		59,076
Refinery equipment and petrochemical plants	10,243	—	4		161		10,408
Transportation equipment	1,956	—	—		5		1,961
Materials and equipment in warehouse	827	—	411		(350)		888
Drilling and work in progress	4,339	1	1,570		(2,001)		3,909
Exploratory drilling in progress	116	—	191		(237)		70
Furniture, fixtures and installations	749	—	4		125		878
Selling equipment	1,456	—	—		20		1,476
Other property	582	—	21		18		621

Total 2009	80,364	52	2,307	(6)	(322)		82,401

Total 2008	73,060	(25)	3,167	(2)	(203	)(1)	75,999

	2009								2008
	Depreciation						Net book value as of 06-30-09
Main account	Accumulated at beginning of year	Net decreases and transfers		Depreciation rate	Increases	Accumulated at end of period			Net book value as of 06-30-08		Net book value as of 12-31-08
Land and buildings	1,163	(2)		2	31	1,192	1,922		1,302		1,345
Mineral property, wells and related equipment	41,146	(1)		(4)	2,027	43,172	15,904	(3)	14,793	(3)	16,442	(3)
Refinery equipment and petrochemical plants	6,592	—		4 - 10%	249	6,841	3,567		2,975		3,651
Transportation equipment	1,383	(4)		4 - 5%	33	1,412	549		547		573
Materials and equipment in warehouse	—	—		—	—	—	888		855		827
Drilling and work in progress	—	—		—	—	—	3,909		5,229		4,339
Exploratory drilling in progress	—	—		—	—	—	70		178		116
Furniture, fixtures and installations	588	—		10%	42	630	248		85		161
Selling equipment	1,115	—		10%	31	1,146	330		341		341
Other property	304	—		10%	9	313	308		84		278

Total 2009	52,291	(7)			2,422	54,706	27,695

Total 2008	47,579	(15	)(1)		2,046	49,610			26,389		28,073

(1)	Includes 2 of net book value charged to fixed assets allowances for the six-month periods ended June 30, 2008.
(2)	Includes 351 corresponding to hydrocarbon wells abandonment cost for the six-month period ended June 30, 2008.
(3)	Includes 1,266, 764 and 1,260 of mineral property as of June 30, 2009 and 2008 and December 31, 2008, respectively.
(4)	Depreciation has been calculated according to the unit of production method.
(5)	Includes the net effect of the exchange differences arising from the translation of foreign companies’ fixed assets net book values at beginning of the year.
(6)	Includes 102 for the extension of certain exploitation concessions in Neuquén (Note 5.c.iii).

The accompanying notes are an integral part of these condensed financial statements.

b) Cost of sales

	For the six-month periods ended June 30,
	2009	2008
Inventories at beginning of year	3,449	2,573
Purchases for the period	2,574	3,924
Production costs (Note 9.c)	7,928	7,135
Holding (losses) gains on inventories	(256)	123
Inventories at end of period	(2,963)	(2,854)

Cost of sales	10,732	10,901

c) Expenses incurred

	For the six-month periods ended June 30,
	2009					2008
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total
Salaries and social security taxes	574	134	104	30	842	705
Fees and compensation for services	87	176	22	1	286	286
Other personnel expenses	173	44	12	9	238	226
Taxes, charges and contributions	130	18	204	—	352	340
Royalties and easements	1,261	—	5	9	1,275	1,148
Insurance	102	4	6	—	112	63
Rental of real estate and equipment	222	3	38	—	263	226
Survey expenses	—	—	—	21	21	50
Depreciation of fixed assets	2,316	46	60	—	2,422	2,046
Industrial inputs, consumable materials and supplies	266	3	23	—	292	309
Operation services and other service contracts	663	15	60	—	738	581
Preservation, repair and maintenance	942	12	33	4	991	950
Contractual commitments	3	—	—	—	3	156
Unproductive exploratory drillings	—	—	—	233	233	109
Transportation, products and charges	419	—	541	1	961	997
Allowance (recovery) for doubtful trade receivables	—	—	24	—	24	(22)
Publicity and advertising expenses	—	33	38	—	71	72
Fuel, gas, energy and miscellaneous	770	41	26	14	851	642

Total 2009	7,928	529	1,196	322	9,975

Total 2008	7,135	429	1,102	218		8,884

10. RECENT EVENTS

As of the issuance date of these condensed consolidated financial statements, all significant events subsequent to June 30, 2009, have been considered or disclosed in the preceding notes.

The accompanying notes are an integral part of these condensed financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	November 3, 2009	By:	/s/ Ignacio C. Morán
		Name:	Ignacio C. Morán
		Title:	Chief Financial Officer